FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Promotora de Informaciones, S.A. (Prisa) and Subsidiaries

Consolidated Financial Statements and Consolidated Directors' Report for 2012, together with Auditors' Report

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Promotora de Informaciones, S.A.:

We have audited the consolidated financial statements of Promotora de Informaciones, S.A. ("the Company") and Subsidiaries ("the Group"), which comprise the consolidated balance sheet at December 31, 2012 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the directors of the Company are responsible for the preparation of the Group's consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying consolidated financial statements for 2012 present fairly, in all material respects, the consolidated equity and consolidated financial position of Promotora de Informaciones, S.A. and Subsidiaries at December 31, 2012, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group.

The accompanying consolidated directors' report for 2012 contains the explanations which the directors of Promotora de Informaciones, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2012. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Promotora de Informaciones, S.A. and Subsidiaries.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Fernando García Beato
March 7, 2013

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Financial Statements for 2012 prepared in accordance with International Financial Reporting Standards as adopted by the European Union, together with Consolidated Directors' Report for 2012

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2012 AND 2011
(Thousands of euros)

ASSETS	Notes	12.31.2012	31.12.2011
A) NON-CURRENT ASSETS		**6,003,095**	**6,178,703**
I. PROPERTY, PLANT AND EQUIPMENT	5	296,419	307,441
II. GOODWILL	6	3,359,717	3,645,077
III. INTANGIBLE ASSETS	7	320,232	331,260
IV. NON-CURRENT FINANCIAL ASSETS	8	64,639	121,688
V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	612,214	604,082
VI. DEFERRED TAX ASSETS	19	1,343,869	1,166,694
VII. OTHER NON-CURRENT ASSETS		6,005	2,461
B) CURRENT ASSETS		**1,655,647**	**1,699,696**
I. INVENTORIES	10	270,309	275,403
II. TRADE AND OTHER RECEIVABLES			
1. Trade receivables for sales and services		981,268	940,067
2. Receivable from associates		22,269	29,500
3. Receivable from public authorities	19	55,661	61,374
4. Other receivables		266,615	309,776
5. Allowances		(73,798)	(71,076)
		1,252,015	1,269,641
III. CURRENT FINANCIAL ASSETS		20,063	56,494
IV. CASH AND CASH EQUIVALENTS		113,260	98,158
C) ASSETS CLASSIFIED AS HELD FOR SALE		**3,271**	**125**
TOTAL ASSETS		**7,662,013**	**7,878,524**

EQUITY AND LIABILITIES	Notes	31.12.2012	12.31.2011
A) EQUITY	**11**	**2,611,627**	**2,218,035**
I. SHARE CAPITAL		99,132	84,786
II. OTHER RESERVES		1,299,881	1,152,640
III. ACCUMULATED PROFIT		769,583	380,282
- From prior years		1,024,616	831,500
- For the year: Profit attributable to the Parent		(255,033)	(451,218)
IV. TREASURY SHARES		(727)	(2,505)
V. EXCHANGE DIFFERENCES		17,805	9,755
VI. NON- CONTROLLING INTERESTS		425,953	593,077
B) NON-CURRENT LIABILITIES		**3,331,781**	**3,882,329**
I. NON-CURRENT BANK BORROWINGS	12	2,866,786	3,176,491
II. NON-CURRENT FINANCIAL LIABILITIES	12-13	158,655	302,864
III. DEFERRED TAX LIABILITIES	19	22,177	30,409
IV. LONG-TERM PROVISIONS	14	254,018	356,520
V. OTHER NON-CURRENT LIABILITIES		30,145	16,045
C) CURRENT LIABILITIES		**1,718,605**	**1,778,160**
I. TRADE PAYABLES		1,151,739	1,180,075
II. PAYABLE TO ASSOCIATES		10,870	13,870
III. OTHER NON-TRADE PAYABLES		97,228	115,865
IV. CURRENT BANK BORROWINGS	12	205,467	223,625
V. CURRENT FINANCIAL LIABILITIES	12-13	43,291	88,853
VI. PAYABLE TO PUBLIC AUTHORITIES	19	129,219	114,814
VII. PROVISIONS FOR RETURNS		7,577	8,686
VIII. OTHER CURRENT LIABILITIES		73,214	32,372
TOTAL EQUITY AND LIABILITIES		**7,662,013**	**7,878,524**

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated balance sheets at 31 December 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR 2012 AND 2011
(Thousands of euros)

	12/31/2012	12/31/2011
CONSOLIDATED PROFIT FOR THE YEAR	(338,479)	(395,334)
Income and expense recognized directly in equity	20,058	(23,248)
Translation differences	20,058	(23,248)
TOTAL RECOGNIZED INCOME AND EXPENSE	(318,421)	(418,582)
Attributable to the Parent	(241,355)	(467,413)
Attributable to non-controlling interests	(77,066)	48,831

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated statements of comprehensive income for 2012 and 2011.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2012 AND 2011
(Thousands of euros)

	Share capital	Share premium	Reserves	Reserves for first-time application of IFRSs	Prior years' accumulated profit	Treasury shares	Exchange differences	Accumulated profit for the Year	Equity attributable to the Parent	Non-controlling interests	Equity
Balance at December 31, 2010	**84,698**	**409,028**	**784,172**	**(72,661)**	**871,746**	**(4,804)**	**20,213**	**(72,870)**	**2,019,522**	**630,663**	**2,650,185**
Capital increases (Note 11a y 11b)	88	1,022							1,110		1,110
Conversion of financial liabilities into equity		27,829							27,829		27,829
Treasury share transactions (Note 11g)											
- Delivery of treasury shares			-			3,425			3,425		3,425
- Purchase of treasury shares			-			(2,082)			(2,082)		(2,082)
- Reserves for treasury shares			(956)			956			-		-
Distribution of 2010 profit											
- Dividends								(5,990)	(5,990)		(5,990)
- Reserves			3,292		(82,152)			78,860	-		-
Income and expense recognised											
- Translation differences (Note 11i)					(5,737)		(10,458)		(16,195)	(7,053)	(23,248)
- Profit for 2011								(451,218)	(451,218)	55,884	(395,334)
Other			914		47,643				48,557	(13,609)	34,948
Changes in non-controlling interests											
- Dividends paid during the year										(73,021)	(73,021)
- Due to changes in scope of consolidation										(2,343)	(2,343)
- Due to capital increases										2,556	2,556
Balance at December 31, 2011	**84,786**	**437,879**	**787,422**	**(72,661)**	**831,500**	**(2,505)**	**9,755**	**(451,218)**	**1,624,958**	**593,077**	**2,218,035**
Capital increases (Note 11a y 11b)	14,346	201,239							215,585		215,585
Conversion of financial liabiities into equity (Note 13)		164,855							164,855		164,855
Issuance of financial instruments (Note 11c)			400,316						400,316		400,316
Treasury share transactions (Note 11g)											
- Delivery of treasury shares			-			3,786			3,786		3,786
- Purchase of treasury shares			-			(2,515)			(2,515)		(2,515)
- Reserves for treasury shares			(507)			507			-		-
Distribution of 2011 profit											
- Dividends									-		-
- Reserves			(616,903)		165,685			451,218	-		-
Income and expense recognised in equity											
- Translation differences (Note 11i)					5,628		8,050		13,678	6,380	20,058
- Profit for 2012								(255,033)	(255,033)	(83,446)	(338,479)
Other			(1,759)		21,803				20,044	(14,310)	5,734
Changes in non controlling interest											
- Dividends paid during the year										(75,639)	(75,639)
- Due to changes in scope of consolidation										14	14
- Due to capital increases										(123)	(123)
Balance at December 31, 2012	**99,132**	**803,973**	**568,569**	**(72,661)**	**1,024,616**	**(727)**	**17,806**	**(255,033)**	**2,185,674**	**425,953**	**2,611,627**

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated statements of changes in equity for 2012 and 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 30). In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR 2012 AND 2011

(1)	GROUP ACTIVITIES AND PERFORMANCE

a)	Group activities

Promotora de Informaciones, S.A. (“Prisa” or “the Company”) was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In addition to the business activities carried on directly by the Company, Prisa heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group (“the Prisa Group” or “the Group”). Therefore, in addition to its own separate financial statements, Prisa is obliged to present consolidated financial statements for the Group including its interests in joint ventures and investments in associates.

The consolidated financial statements for 2011 were approved by the shareholders at the Annual General Meeting held on June 30, 2012.

The Group’s consolidated financial statements for 2012 were authorized for issue by the Company’s directors on February 27, 2013.

These consolidated financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 2d.

Shares of Prisa are admitted to trading on continuous market of the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), and since November 29, 2010, on the New York Stock Exchange.

b)	Evolution of the financial structure of the Group

The Group adopted further measures in 2012 to restructure its debt and strengthen its capital structure.

In January 2012, principal shareholders converted 75 million warrants worth EUR 150 million into Prisa shares. In addition, in July 2012, it issued EUR 434 million of bonds with mandatory conversion into shares in two tranches, one for EUR 334 million, subscribed by creditor banks via conversion of outstanding debt, and one for EUR 100 million subscribed in cash by Telefónica, S.A. (see Note 11c).

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the minimum preferred dividend payment system for non-voting Class B shares, whereby these shares may be paid by the Company in cash, in Class A  shares (at a fixed ratio of EUR 1 per share) or a combination of both (see Notes 11a and 13).

These measures come on top of others adopted in prior years, which include the partial disposal of some assets, capital increases or refinancing agreements entered into with bank creditors (see Note 12).

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

•
The IFRSs are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

•	In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:

-	Consolidated balance sheet

-	Consolidated income statement

-	Consolidated statement of comprehensive income

-	Consolidated statement of changes in equity

-	Consolidated statement of cash flows

•	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2012 and 2011.

In 2012, the following amendment to accounting standard came into force which, therefore, was taken into account when preparing the accompanying consolidated financial statements:

-	Amendment to IFRS 7- Financial Instruments: Disclosures – Transfers of financial assets

The application of these amendments and interpretations did not have a significant impact on the Group’s consolidated financial statements for this year.

At December 31, 2012, the Prisa Group had not applied the following standards or interpretations issued, since the effective application thereof was required subsequent to that date or they have not been adopted by the European Union.

Standards, amendments, and interpretations		Mandatory application for financial years beginning on or after
Approved for use in the EU
Amendment to IAS 1	Presentation on other comprehensive income	July 1, 2012
Amendment to IAS 19	Employee benefits	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013 (*)

IFRS 11	Joint arrangements	January 1, 2013 (*)
IFRS 12	Disclosure of interests in other entities	January 1, 2013 (*)
IFRS 13	Measuring fair value	January 1, 2013

IAS 27 (Revised)	Individual financial statements	January 1, 2013 (*)
IAS 28 (Revised)	Investments in associates and joint ventures	January 1, 2013 (*)
IFRIC interpretation 20	Stripping costs in the production phase of a surface mine	January 1, 2013

Amendment to IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	January 1, 2013
Amendment to IAS 12	Income Tax - Deferred tax in connection with investment property	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting financial assets and financial liabilities	January 1, 2013
Amendment to IAS 32	Presentation - Offsetting financial assets and financial liabilities	January 1, 2014
Not yet approved for use in the EU
IFRS 9	Financial Instruments: Classification y valuation	January 1, 2015

Improvements to IFRSs	Cycle 2009-2011	July 1, 2013

Transition Guidance	Amendments to IFRS 10, IFRS 11 and IFRS 12	January 1, 2013
Investment Entities	Amendments to IFRS 10, IFRS 12 and IAS 27	January 1, 2014

(*) On June 1, 2012, the EU Accounting Regulatory Committee agreed to push back the effective dates of IFRS 10, 11 and 12 and the new IAS 27 and 28 until the annual periods beginning on or after January 1, 2014, although early adoption is permitted.

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group’s consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2012, and the results of its operations, the changes in equity and the cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.
Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2012 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as adopted by the European Union.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group’s directors.

In the consolidated financial statements for 2012 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

-	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Notes 4f and 4d).
-	The useful life of property, plant, and equipment, and intangible assets (see Notes 4b and 4e).
-	The hypotheses used to calculate the fair value of financial instruments (see Note 4g).
-	The assessment of the likelihood and amount of undetermined or contingent liabilities.
-	Estimated sales returns received after the end of the reporting period.

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in the coming years. Changes in accounting estimates would be applied prospectively, with the effects recognized in the future related consolidated income statements.

In 2012, there were no significant changes in the accounting estimates made at the end of 2011, apart from those used to determine goodwill (see Note 6).

d)	Basis of consolidation

The consolidation methods applied were as follows:

Full consolidation-

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The fully consolidated companies are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of the subsidiary’s acquisition over the Parent Company’s share of the net fair value of its assets and liabilities is recognized as goodwill. Any deficiency is credited to the consolidated income statement.

The share of third parties of the equity of Group companies is presented under “Equity – Non-controlling interests” in the consolidated balance sheet and their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement.

The interest of non-controlling shareholders is stated at those shareholders’ proportion of the fair values of the assets and liabilities recognized.

All balances and transactions between the fully consolidated companies were eliminated on consolidation.

Proportionate consolidation-

Under this consolidation method, the Group combines the balances and eliminations are made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities consolidated under proportional consolidation are classified in the consolidated balance sheet according to their nature. Similarly, the Group’s share of the income and expenses of these entities is recognized in the consolidated income statement on the basis of the nature of the related items. The fully consolidated companies are listed in Appendix I. The effect of proportionate consolidation on the Group’s consolidated financial statements is not significant.

Equity method-

Associates are accounted for using the equity method. Associates are companies in which Prisa holds direct or indirect ownership interests of between 20% and 50%, or even if the percentage of ownership is less than 20%, it has significant influence over their management.

The companies accounted for using the equity method are listed in Appendices I and II, together with their main financial aggregates.

Under the equity method, investments are recognized in the balance sheet at the Group’s share of net assets of the investee, adjusted, if appropriate, for the effect of transactions performed with the Group, plus any unrealized gains relating to the goodwill paid on the acquisition of the company.

Dividends received from these companies are recognized as a reduction in the value of the Group’s investment. The Group’s share of the profit or loss of these companies is included, net of the related tax effect, in the consolidated income statement under “Result of companies accounted for using the equity method.”

Other matters -

The items in the balance sheets and income statements of the foreign companies included in the scope of consolidation were translated to euros using the closing rate method, i.e. all assets, rights and obligations were translated at the exchange rates prevailing at the end of the reporting period. Income statement items were translated at the average exchange rates for the year. The difference between the value of the equity translated at historical exchange rates and the net equity position resulting from the translation of the other items as indicated above is recognized under "Equity– Exchange differences" in the accompanying consolidated balance sheet.

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2012, the only country in which the Group operates that pursuant to IAS 21 could be considered to be a hyperinflationary economy is Venezuela.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa’s accounts the accumulated reserves and retained earnings of the other consolidated companies, since it is considered that these balances will be used as equity by said companies.

The data relating to Sociedad Española de Radiodifusión, S.L., Prisa Radio, S.L., Grupo Santillana de Ediciones, S.L., Prisa Brand Solutions, S.L.U., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A. de C.V., Grupo Media Capital SGPS, S.A., Antena 3 de Radio, S.A. and Prisa Televisión, S.A.U. contained in these notes were obtained from their respective consolidated financial statements.

(3)	CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2012 were as follows:

Subsidiaries

In May 2012, Rede Teledifusora Independente, S.A. (RETI), belonging to Grupo Media Capital, SGPS, S.A., was sold.

Also in May 2012, Promotora de Emisoras de Televisión, S.A. absorbed Localia TV Madrid, S.A.U.

Also in July 2012, Ediciones Aguilar Venezolana, S.A, disolved.

Also in July 2012, Productora de Televisión de Córdoba, S.A.U, Televisión Digital de Baleares, S.A.U, Promotora Audiovisual de Zaragoza, S.L.U and Legal Affairs Consilium, S.L.U. were absorbed by Promotora de Emisoras de Televisión, S.A.

In September 2012, Lúdicodrome – Editora Unipessoal, Lda, which belongs to the Media Capital Group, merged with Media Capital Editora Multimedia, S.A.

Also, in September 2012, TV Ciudad Real, S.L.U was absorbed by Promotora de Emisoras de Televisión, S.A.

In December 2012, Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A was absorbed by Media Capital Servicios de Consultoria y Gestao, S.A.

Associates

In January 2012, 35% of Factoría Plural, S.L., belonging to Grupo Media Capital, SGPS, S.A., was sold. As a result, Factoría Plural, S.L. is now accounted for using the equity method, rather than the full consolidation method.

In May 2012, Uniao de Leira, SAD., belonging to Grupo Media Capital, SGPS, S.A., was sold.

In June 2012, Distribuidora Cordobesa de Medios Editoriales, S.L. was absorbed by Distrimedios, S.L

In October 2012,   Souto S.L.U, is absorbed by Distribuidora de Publicaciones Boreal, S.L. Also that month, Suscripciones de Medios Editoriales, S.L was absorbed by Distrimedios, S.L.

In November 2012, Prensa Serviodiel, S.L. was absorbed by Distrimedios, S.L.

Significant operations

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Group's accounts since 1 April 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa has announced its decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

The main impacts of the fully integration of Dédalo Grupo Gráfico in the consolidated balance sheets at December 31, 2012 is as follows:

Thousand of euros
Non current asests	32,249
Current financial assets and cash and cash equivalents	467
Other current assets	3,355
Current and non-current liabilities	(127,353)

At December 31, 2011 the Group registered provisions which correspond to the estimated risks in this investment. Therefore, the aforementioned operations have had no impact in the accompanying consolidated income statement (see Notes 8 and 14).

The fully consolidation of Dédalo Grupo Gráfico has not had a significant impact in the equity of the Group, which contemplated the risks associated with Dédalo Grupo Gráfico through the provision created on loans granted to this group and the provision of the printing business (see note 14).

Prisa was the guarantor of all the debt and the underlying hedges of Dédalo Grupo Gráfico until the company started to be fully consolidated.

From April 1, 2012, Dédalo Grupo Gráfico has contributed to consolidated revenues with EUR 12,411 thousand and with losses of EUR 5,607 thousand to profit from operations.

In case Dédalo Grupo Gráfico had been fully consolidated since January 1, 2012, its contribution to total consolidated revenues would have amounted to EUR 23,895 thousand and it would have impacted to the profit from operations with a loss of EUR 11,080 thousands.

When comparing the information for 2012 and 2011, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in the consolidation scope" column, should be taken into account.

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2012 and comparative information were as follows:

a)	Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement according to the nature of the related item. The statement of cash flows was prepared using the indirect method.

b)	Property, plant, and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

Property, plant and equipment acquired prior to December 31, 1983, are carried at cost, revalued pursuant to applicable legislation. Subsequent additions are stated at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Agrupación de Servicios de Internet y Prensa, A.I.E., Pressprint, S.L.U., Sociedad Española de Radiodifusión, S.L., Ítaca, S.L. and Algarra, S.A.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of estimated useful life

Buildings and structures	30 - 50
Plant and machinery	5 – 10
Digital set-top boxes	7
Digital access cards	5
Other items of property, plant and equipment	4 – 20

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the consolidated income statement.

c)	Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.

Items of property, plant and equipment held under finance lease are recognized in the balance sheet according to the nature of the leased asset. A liability is recognized simultaneously for the same amount, which is the lower of the fair value of the leased asset or the sum of the present values of the lease payables and, where appropriate, the price of any purchase option.

The finance charge on these leases is allocated to the income statement so as to produce a constant periodic rate of interest over the lease term.

Assets held under finance leases are depreciated over the same estimated useful life as owned assets.

d)	Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first time consolidation, provided that the acquisition is not after control is obtained, is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

-
If it is attributable to non-contingent liabilities, by recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

-	If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.
-	The remaining amount is recognized as goodwill.

Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken to profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the acquisition date, and the provisional amounts are reviewed within a period of a year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill is considered to be an asset of the company acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary’s functional currency and is translated to euros using the exchange rate prevailing at the reporting date.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at December 31, 2003, in accordance with Spanish GAAP. In both cases, since January 1, 2004, goodwill has not been amortized and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized (see Note 4f).

e)	Intangible assets

The main items included under “Intangible assets” and the measurement bases used were as follows:

Computer software-

“Computer software” includes the amounts paid to develop specific computer programs or the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized using the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

Prototypes-

This account includes basically prototypes for the publication of books, which are measured at the costs incurred in materials and work performed by third parties to obtain the physical medium required for industrial mass reproduction. The prototypes are amortized using the straight-line method over three years from the date on which they are launched on the market, in the case of textbooks, atlases, dictionaries and major works, and over two years in the case of other publications. The cost of the prototypes of books that are not expected to be published is charged to the income statement for the year in which the decision not to publish is taken.

New subscribers – Installation and connection-

This item includes the direct costs incurred in the installation of equipment and the connection of new subscribers to digital satellite pay TV, net of accumulated amortization. These costs are amortized over a useful life of seven years, which is the estimated average subscription period. The Group writes off the carrying amount of the installation and connection costs relating to subscriptions cancelled during the year. These costs are individually identifiable for each subscriber, by DTS, and future economic benefits will flow from them for the digital satellite pay TV business.

This item also includes certain costs incurred in installing community digital satellite TV receivers (required to complete the satellite TV signal reception system), net of the related accumulated amortization. These costs are also amortized over an estimated useful life of seven years.

These costs are amortized using the method described above by crediting directly the related asset account in the balance sheet.

Advances on copyrights-

This account includes the advances paid to authors for the acquisition of book publishing rights. These advances are taken to expenses in the income statement from the date on which the book is launched on the market, at the rate established in each contract, which is applied to the book cover price. These items are presented in the balance sheet at cost, less the portion charged to income. This cost is reviewed each year and, where necessary, an allowance is recognized based on the projected sales of the related publication.

Audiovisual rights-

”Audiovisual rights” in the accompanying consolidated balance sheet includes the cost of various long-term audiovisual rights and rights of publicity (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future). These rights are amortized on the basis of the income obtained therefrom over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been taken not to exercise these options, which were recognized at their expected recoverable amount.

Other intangible assets-

”Other intangible assets” includes basically the amounts paid to acquire administrative concessions for the operation of radio frequencies, which are subject to temporary administrative concessions. These concessions are generally granted for renewable ten-year periods and are amortized using the straight-line method over the term of the arrangement, except in cases where the renewal costs are not significant, in which case they are deemed to be assets with an indefinite useful life.

f)	Impairment losses

At each reporting date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate cash flows that are largely independent of those from other assets or groups of assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at the end of each reporting period or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows to derive from the asset based on most recent budgets approved by management. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2012 the rates used ranged from 7.2% to 15.4% depending on the business being analysed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. According to IFRS 3, the Group maintains the 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group is considering a 100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent company (Prisa) and minority interests according with their stakes in DTS share capital, as there is no goodwill corresponding to minority interest not recorded in the consolidated financial statements of the Group.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement. An impairment loss recognized for goodwill must not be reversed.

g)	Financial instruments

Non-current financial assets-

“Non-current financial assets” includes the following categories:

-
Loans and receivables: these assets are recognized at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables. The Group records the related allowance for the difference between the recoverable amount of the receivables and their carrying amount.

-	Held-to-maturity investments: investments that the Group has the positive intention and ability to hold to the date of maturity. They are carried at amortized cost.

-
Available-for-sale financial assets: this category includes the remaining assets not included in the two categories above. These are almost entirely equity investments. These assets are carried on the consolidated balance sheet at fair value when this can be measured reliably. If the market value of investments in unlisted companies cannot be determined reliably, which is generally the case, these investments are measured at acquisition cost or at a lower amount if there is any indication of impairment.

Cash and cash equivalents-

“Cash and cash equivalents” in the consolidated balance sheet includes cash on hand and at banks, demand deposits and other short-term highly liquid investments that are readily convertible into cash and are not subject to a risk of changes in value.

Financial liabilities-

1.	Financial liabilities

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognized in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognized initially at market value and are subsequently measured at amortized cost using the effective interest method.

2.	Compound financial instruments

Compound financial instruments are non-derivative instruments that have both a liability and an equity component.

The Group recognizes, measures and presents separately the liability and equity components created by a single financial instrument.

The Group distributes the value of its instruments in accordance with the following criteria which, barring error, will not be subsequently reviewed.

a.	The liability component is recognized by measuring the fair value of a similar liability that does not have an associated equity component.
b.	The equity component is measured at the difference between the initial amount and the amount assigned to the liability component.
c.	The transaction costs are distributed in the same proportion.

Derivative financial instruments and hedge accounting-

The Group is exposed to fluctuations in the exchange rates of the various countries in which it operates. In order to mitigate this risk, foreign currency hedges are used, on the basis of its projections and budgets, when the market outlook so requires.

Similarly, the Group is exposed to foreign currency risk as a result of potential fluctuations in the various currencies in which its bank borrowings and debts to third parties are denominated. Accordingly, it uses hedging instruments for transactions of this nature when they are material and the market outlook so requires.

The Group is also exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. In this regard, the Group arranges interest rate hedges, basically through contracts providing for interest rate caps.

Pursuant to IFRSs, changes in the value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

For instruments settled at a variable amount of shares or in cash, the Company recognizes a derivative financial liability when measuring these financial instruments using the Black- Scholes model.

h)	Investments accounted for using the equity method

As discussed in Note 2d, investments in companies over which the Group has significant influence are accounted for using the equity method. The goodwill arising on the acquisition of these companies is also included under this heading.

Investments in companies accounted for using the equity method whose carrying amount is negative at the end of the reporting period are recognized under “Non-current liabilities – Long- term provisions” (see Notes 9 and 14) at their negative excluding the financial effect given the nature of the investments.

i)	Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is “Audiovisual rights,” which are stated at acquisition cost and taken to income as follows:

1.	Broadcasting rights for the “Canal+” premium pay TV family of channels:

-
Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

-	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.
-	Acquired series broadcasting rights: the cost of these rights is taken to income on a straight-line basis over the various showings.
-	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2.	Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they are taken to income in accordance with the number of showings.

Obsolete, defective or slow-moving inventories are reduced to their realizable value.

The Group assesses the net realizable value of the inventories at the period end and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

j)	Assets classified as held for sale

Assets classified as held for sale are considered to be groups of assets directly associated with them, to be disposed of together as a group in a single transaction that is expected to be realized within twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

k)	Long-term provisions

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

The provisions for taxes relate to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfillment of certain conditions.

Provisions for third-party liability-

At the end of 2012, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations.

“Provisions for third-party liability” also includes the estimated amount required to cover potential claims arising from obligations assumed by the consolidated companies in the course of their commercial operations and the estimated termination benefits payable to employees whose contracts will foreseeably be terminated.

l)	Recognition of income and expenses

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes.

The accounting policies applied to recognize the revenue of the Group’s main businesses are as follows:

-
Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay per view revenue is recognized when the program acquired by the subscriber is screened.

-	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

-
Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

-
Revenue from the sale of newspapers and magazines is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

-
The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

-	Revenue related to intermediation services is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

-
Other income: this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e- commerce, Internet services, leases and other income.

m)	Offsetting

Assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, they arise from transactions in which the Group has a contractual or legally enforceable right to set off the recognized amounts and its intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

n)	Tax matters

The current income tax expense or receipt represents the sum of the current tax expense and the deferred tax assets and liabilities.  The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases, as well as non-deductible costs which will be deductible later on. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from the carryforward of unused tax loss and unused tax credits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit (loss) nor taxable profit or loss.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss). The other deferred tax assets (carryforward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

o)	Loss after tax from discontinued operations

A discontinued operation is a line of business that the Group has decided to abandon and/or sell and whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

The income and expenses of the discontinued operations are presented separately in the consolidated income statement under “Loss after tax from discontinued operations.”

p)	Foreign currency transactions

Foreign currency transactions are translated to euros (the Group’s functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies’ financial statements are denominated are translated to euros at the closing exchange rates. Any resulting translation differences are recognized as finance income or finance costs in the consolidated income statement.

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2012, the only country in which the Group operates that pursuant to IAS 21 could be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

q)	Current/non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

r)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

-	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly -liquid investments that are subject to an insignificant risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

-
Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and in cash equivalents. For transactions between the parent and non-controlling interests, these only include those representing a change of control, in accordance with IAS 27.

-
Financing activities: activities that result in changes in the size and composition of equity and borrowings, as well as transactions between the parent and non-controlling interests which do not represent a change of control in accordance with IAS 27.

s)	Environmental impact

In view of the printing activities carried on by certain consolidated Group companies, mainly Pressprint, S.L.U. and Dédalo Grupo Gráfico, S.L., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results.

(5)	PROPERTY, PLANT, AND EQUIPMENT

2012

The changes in 2012 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at	Monetary	Translation	Changes in scope				Balance at
	12/31/2011	adjustment	adjustment	of consolidation	Additions	Disposals	Transfers	12/31/2012

Cost:
Land and buildings	92,813	782	1,454	17,928	912	(488)	32	113,433
Plant and machinery	477,529	507	3,063	52,010	8,939	(15,325)	2,858	529,581
Digital set-top boxes and cards	363,274	-	-	-	10,970	(43,255)	-	330,989
Other items of property, plant and equipment	120,875	538	185	1,199	24,048	(13,231)	1,302	134,916
Advances and property, plant and equipment in the course of construction	3,664	-	(137)	370	1,395	(177)	(3,049)	2,066
Total cost	1,058,155	1,827	4,565	71,507	46,264	(72,476)	1,143	1,110,985

Accumulated depreciation:
Buildings	(28,931)	(310)	(364)	(3,353)	(2,919)	168	-	(35,709)
Plant and machinery	(349,394)	(800)	(2,680)	(29,376)	(30,825)	13,964	(223)	(399,334)
Digital set-top boxes and cards	(268,515)	-	-	-	(26,042)	42,245	-	(252,312)
Other items of property, plant and equipment	(92,762)	(451)	89	(489)	(11,254)	11,710	(129)	(93,286)
Total accumulated depreciation	(739,602)	(1,561)	(2,955)	(33,218)	(71,040)	68,087	(352)	(780,641)

Impairment losses:
Buildings	(182)	-	-	-	(1,798)	182	(6,783)	(8,581)
Plant and machinery	(195)	-	-	-	-	938	(20,436)	(19,693)
Digital set-top boxes and cards	(9,643)	-	-	-	4,086	1,001	(1)	(4,557)
Other items of property, plant and equipment	(1,092)	-	(10)	-	(35)	42	1	(1,094)
Total impairment losses	(11,112)	-	(10)	-	2,253	2,163	(27,219)	(33,925)
Property, plant and equipment, net	307,441	266	1,600	38,289	(22,523)	(2,226)	(26,428)	296,419

2011

The changes in 2011 in “Property, plant and equipment” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at	Monetary	Translation	Changes in scope				Balance at
	12/31/2010	adjustment	adjustment	of consolidation	Additions	Disposals	Transfers	12/31/2011

Cost:
Land and buildings	90,428	941	(1,694)	63	3,910	(1,195)	360	92,813
Plant and machinery	491,240	689	(664)	(6,902)	12,016	(20,058)	1,208	477,529
Digital set-top boxes and cards	367,862	-	-	-	44,235	(48,823)	-	363,274
Other items of property, plant and equipment	108,231	609	(261)	(483)	13,001	(10,004)	9,782	120,875
Advances and property, plant and equipment in the course of construction	5,067	-	(1,258)	6	3,791	(261)	(3,681)	3,664
Total cost	1,062,828	2,239	(3,877)	(7,316)	76,953	(80,341)	7,669	1,058,155

Accumulated depreciation:
Buildings	(27,743)	(280)	444	(34)	(2,308)	919	71	(28,931)
Plant and machinery	(350,776)	(485)	840	6,939	(27,130)	21,255	(37)	(349,394)
Digital set-top boxes and cards	(291,279)	-	-	-	(24,774)	47,538	-	(268,515)
Other items of property, plant and equipment	(84,900)	(368)	201	524	(7,988)	6,996	(7,227)	(92,762)
Total accumulated depreciation	(754,698)	(1,133)	1,485	7,429	(62,200)	76,708	(7,193)	(739,602)

Impairment losses:
Buildings	(182)	-	-	-	-	-	-	(182)
Plant and machinery	(195)	-	-	-	(7)	7	-	(195)
Digital set-top boxes and cards	(11,901)	-	-	-	-	1,320	938	(9,643)
Other items of property, plant and equipment	(292)	-	2	-	(5)	163	(960)	(1,092)
Total impairment losses	(12,570)	-	2	-	(12)	1,490	(22)	(11,112)
Property, plant and equipment, net	295,560	1,106	(2,390)	113	14,741	(2,143)	454	307,441

Changes in the scope of consolidation-

The main change in the scope of consolidation in 2012 was the change in the consolidation method used for Dédalo Grupo Gráfico from the equity to the full consolidation method (see Note 3).

Additions-

The most significant additions in 2012 were as follows:

-	“Digital set-top boxes and cards,” in the amount of EUR 10,970 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

-
“Plant and machinery,” in the amount of EUR 8,939 thousand, primarily from investments made by Prisa Televisión, S.A.U. refurbishment of its headquarters and equipment for VOD (video on demand) and Canal+ Yomvi, and by Gruoi Media Capital, SGPS, S.A. for the acquisition of electronic and audiovisual equipment.

-	“Other items of property, plant and equipment,” in the amount of EUR 24,048 thousand, from investments made for Santillana in digital developments and learning systems.

Disposals-

In 2012, the Prisa Televisión Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Impairment losses-

In 2012, impairment losses of EUR 18,354 thousand were recognized for the printing plant in Barcelona due to its closure in December and EUR 8,868 thousand for the printing plants in Lugo and Valencia. The provision recognized in 2010 was released in this connection (see Note 14).

There are no restrictions on holding title to the property, plant, and equipment other than those indicated in Note 12.

There are no future property, plant, and equipment purchase commitments.

At December 31, 2012, the Prisa Group´s assets included fully amortized property, plant, and equipment amounting to EUR 469,992 thousand (December 31, 2011: EUR 441,964 thousand).

Non-current assets held under leases-

At December 31, 2012, “Property, plant, and equipment” on the consolidated balance sheet included assets held under finance leases amounting to EUR 89,821 thousand (December 31, 2011: EUR 68,447 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2012 and 2011 is as follows (in thousands of euros) is as follows:

	12/31/2012			12/31/2011
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	90,542	(26,212)	64,330	77,819	(13,797)	64,022
Plant and machinery	8,502	(4,885)	3,617	6,812	(3,389)	3,423
Other items of property, plant and equipment	26,863	(4,989)	21,874	2,413	(1,411)	1,002
Total	125,907	(36,086)	89,821	87,044	(18,597)	68,447

 “Other items of property, plant and equipment” mainly include digital developments and learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2012 is as follows:

			Nominal value of outstanding payments
	Value of purchase option	Amount of payments made in the year	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	132	25,770	43,388	26,569	16,819	-
Plant and machinery	35	937	3,038	784	2,254	-
Other items of property, plant and equipment	9,245	15,365	21,948	2,991	18,957	-
Total	9,412	42,071	68,374	30,344	38,030	-

On June 15, 2011, and for a period of five years, Prisa TV signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with Prisa TV to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company’s line of business. The detail of these agreements at 31 December 2012 is as follows:

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	19	13,098	16,373
12,631	-	36	17	4,593	6,888
1,742	-	36	16	633	950
3,207	-	36	15	1,167	2,040
3,476	-	36	14	1,264	2,212
3,476	-	36	13	1,264	2,212
1,717	-	36	12	624	1,250
586	-	36	6	107	532
1,707	-	36	4	310	1,552
408	-	49	8	86	370
2,163	-	49	7	303	2,117
2,830	-	49	5	396	2,770
2,397	-	49	4	168	2,514
905	-	49	3	63	949
80,672				24,076	42,729

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2012 and 2011, the insurance policies taken out sufficiently covered the related risks.

(6)	GOODWILL

2012

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 is as follows:

	Thousands of euros
	Balance at 12/31/2011	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2012

Antena 3 de Radio, S.A.	6,115	-	-	-	6,115
Editora Moderna, Ltda.	60,565	21,403	-	-	81,968
Editora Objetiva, Ltda.	12,237	(1,196)	-	-	11,041
Grupo Latino de Radiodifusión Chile, Ltda.	60,286	4,465	-	-	64,751
Grupo Media Capital, SGPS, S.A.	420,881	-	-	(3,796)	417,085
Propulsora Montañesa, S.A.	8,608	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	(4,787)	-	-	24,000
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	29,470
Prisa Televisión, S.A.U.	2,987,587	-	(294,327)	-	2,693,260
Other companies	30,541	(167)	(6,955)	-	23.419
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 is as follows:

	Thousands of euros
	Balance at 12/31/2011	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2012

Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	3,645,077	19,718	(301,282)	(3,796)	3,359,717

Changes in scope of consolidation in audiovisual segment were due mainly to elimination the goodwill of Rede Teledifusora Independente, S.A belonging to Grupo Media Capital, SGPS, S.A., derived from its sale (EUR 3.8 million), and to exchange rate variations.

2011

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2011 is as follows:

	Thousands of euros
	Balance at 12/31/2010	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2011

Antena 3 de Radio, S.A.	6,115	-	-	-	6,115
Editora Moderna, Ltda.	60,565	-	-	-	60,565
Editora Objetiva, Ltda.	13,543	(1,306)	-	-	12,237
Prisa Brand Solutions, S.L.U.	33,944	-	(33,944)	-	-
Grupo Latino de Radiodifusión Chile, Ltda.	65,020	(4,734)	-	-	60,286
Grupo Media Capital, SGPS, S.A.	639,881	-	(219,000)	-	420,881
Propulsora Montañesa, S.A.	8,608	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	-	-	-	28,787
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	29,470
Prisa Televisión, S.A.U.	2,987,587	-	-	-	2,987,587
Other companies	29,994	(71)	-	618	30,541
Total	3,903,514	(6,111)	(252,944)	618	3,645,077

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2011 is as follows:

	Thousands of euros
	Balance at 12/31/2010	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2011

Radio	161,967	(4,762)	-	-	157,205
Education	75,020	(1,349)	-	-	73,671
Audiovisual	3,627,469	-	(219,000)	-	3,408,469
Other	39,058	-	(33,944)	618	5,732
Total	3,903,514	(6,111)	(252,944)	618	3,645,077

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated to one or more cash-generating units. The recoverable amount of each cash- generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently approved by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% depending on the business analyzed.

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2012 the rates used ranged from 7.2% to 15.4% depending on the business being analyzed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

Prisa Televisión-

According to five-year forecasts, management has based its value-in-use calculations for Prisa Televisión’s audiovisual business on the following:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from Prisa TV’s business (84.6% of the total in 2012). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. In addition, DTS signed content distribution agreements in 2012 with the leading telecommunications operators, allowing it to raise its growth forecasts for other platforms.

Based on the marketing of new pay channels (e.g. soccer, bullfighting), together with the offering of a new, more complete television service with high-definition channels and 3D broadcasts, Prisa TV is projecting growth in its revenue.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the initial increase in costs related to the change in the soccer model for the next seasons. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

Media Capital-

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share- management predicts growth, albeit small, in both audience share and advertising share in the future projections of TVI, Media Capital’s free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Consequently, it has estimated a lower market base following the drop in advertising in recent years and modest growth from 2014, in line with the trends highlighted in outside studies.

Results of the impairment tests-

- Prisa Televisión

In 2012, operating indicators for Prisa Televisión’s audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it will take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs will be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and waning consumption in Spain, coupled with the hike in the VAT for pay TV from 8% to 21%, have hurt subscriber numbers, meaning it will take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

As a result, an impairment loss of EUR 294 million.

- Media Capital

In 2011, it is clear that the economic situation in Portugal has not only brought about a rise in the discount rate, owing to the factoring in of the country risk in that rate, but it has also affected trends in the advertising and other markets and growth prospects of businesses located in the country. Consequently, an impairment loss of EUR 219 million was recognized on the accompanying consolidated income statement. At December 31, 2012, the carrying amount of Media Capital’s goodwill was similar to its value in use.

- Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of EUR 5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.’s goodwill in the accompanying consolidated income statement.

In 2011, due to new management model of advertising commercialization and the general difficulties in the advertising market, an impairment loss of EUR 33,944 thousand was recognized on the accompanying consolidated income statement for Prisa Brand Solutions’ goodwill.

According to the estimates and projections available to the Group’s directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2012, may be recovered.

Sensitivity to changes in key assumptions-

- Prisa Televisión

Due to the impairment of goodwill recognized during 2012, the carrying amount is quite similar to value in use.

In case objectives underlying the business plan elaborated by the managers were to take place with a delay of two years, considered in addition to the delay already included in the business plan that lead to register the impairment this year, impairment would increase by EUR 127 million.

Additionally, an adverse change in key valuation assumptions individually considered might lead to recognition of impairment at a later date. Specifically, a 5.0% decrease in ARPU for the following five years would generate an additional impairment of goodwill of approximately EUR 144 million. For a 5.0% decrease in subscriber numbers for the following five years, impairment would increase by EUR 99 million. A 0.5% increase in the discount rate would lead to additional impairment of EUR 258 million.

- Media Capital

In order to determine the sensitivity of value in use calculations to changes in the key assumptions, an analysis was carried out on the following changes in the key assumptions without producing additional impairment losses on the goodwill allocated:

-	Increase of 0.5% in the discount rate.
-	Decrease of 0.5% in the expected growth rate from the fifth year.
-	Decrease of 1% in advertising share.

(7)	INTANGIBLE ASSETS

2012

The changes in 2012 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at	Monetary	Translation	Changes in scope				Balance at
	12/31/2011	adjustment	adjustment	of consolidation	Additions	Disposals	Transfers	12/31/2012

Cost:
Computer software	222,570	262	(453)	90	32,031	(7,461)	9,606	256,645
Prototypes	223,276	866	(8,864)	-	38,919	(17,505)	(25,830)	210,862
New subscribers – Installation and connection	109,528	-	-	-	41,749	(45,814)	-	105,463
Advances on copyrights	71,024	(9)	(3,575)	-	8,432	(1,592)	(160)	74,120
Audiovisual rights	52,792	-	-	-	250	(3,897)	27,668	76,813
Other intangible assets	121,836	496	1,444	(101)	1,115	(4,087)	(9,644)	111,059
Total cost	801,026	1,615	(11,448)	(11)	122,496	(80,356)	1,640	834,962

Accumulated amortization:
Computer software	(155,136)	(272)	261	(63)	(24,106)	7,318	(309)	(172,307)
Prototypes	(153,540)	(764)	7.746	-	(34,427)	32,609	-	(148,376)
Advances on copyrights	(45,302)	-	516	-	(4,855)	1,342	559	(47,740)
Audiovisual rights	(40,840)	-	3	-	(3,960)	(12,877)	-	(57,674)
Other intangible assets	(45,534)	(371)	(1,111)	171	(49,599)	49,432	662	(46,350)
Total accumulated amortization	(440,352)	(1,407)	7,415	108	(116,947)	77,824	912	(472,447)

Impairment losses:
Computer software	-	-	-	-	(3,356)	-	(17)	(3,373)
Prototypes	(13,363)	-	5	-	(54)	50	12,833	(529)
Advances on copyrights	(16,051)	-	184	-	(7,328)	1,017	50	(22,128)
Other intangible assets	-	-	-	-	(4,003)	1,255	(13,505)	(16,253)
Total impairment losses	(29,414)	-	189	-	(14,741)	2,322	(639)	(42,283)
Intangible assets, net	331,260	208	(3,844)	97	(9,192)	(210)	1,913	320,232

2011

The changes in 2011 in “Intangible assets” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at	Monetary	Translation	Changes in scope				Balance at
	12/31/2010	adjustment	adjustment	of consolidation	Additions	Disposals	Transfers	12/31/2011

Cost:
Computer software	206,105	337	(564)	1,559	32,872	(18,182)	443	222,570
Prototypes	195,093	1,388	(8,434)	-	39,680	(3,972)	(479)	223,276
New subscribers – Installation and connection	103,837	-	-	-	47,262	(41,571)	-	109,528
Advances on copyrights	66,827	(2)	(2,722)	-	8,137	(640)	(576)	71,024
Audiovisual rights	136,003	-	-	-	750	(29,368)	(54,593)	52,792
Other intangible assets	110,983	777	(1,168)	(1,649)	12,324	(203)	772	121,836
Total cost	818,848	2,500	(12,888)	(90)	141,025	(93,936)	(54,433)	801,026

Accumulated amortization:
Computer software	(151,470)	(356)	303	295	(19,903)	16,006	(11)	(155,136)
Prototypes	(131,223)	(1,076)	5,688	-	(30,202)	2,915	358	(153,540)
Advances on copyrights	(40,466)	-	716	-	(5,965)	(15)	428	(45,302)
Audiovisual rights	(66,721)	-	-	-	(3,497)	29,378	-	(40,840)
Other intangible assets	(40,500)	(529)	946	1,665	(49,556)	41,778	662	(45,534)
Total accumulated amortization	(430,380)	(1,961)	7,653	1,960	(109,123)	90,062	1,437	(440,352)

Impairment losses:
Prototypes	(13,405)	(4)	(1)	-	(750)	755	42	(13,363)
Advances on copyrights	(14,551)	-	135	-	(2,441)	824	(18)	(16,051)
Total impairment losses	(27,956)	(4)	134	-	(3,191)	1,579	24	(29,414)
Intangible assets, net	360,512	535	(5,101)	1,870	28,711	(2,295)	(52,972)	331,260

Additions-

The most significant additions in 2012 were as follows:

-
“New subscribers – Installation and connection” amounting to EUR 41,749 thousand which included the costs incurred by Prisa Televisión Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

-	“Prototypes,” amounting to EUR 38,919 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

-	“Computer software,” amounting to EUR 32,031 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

-	“Advances on copyrights,” amounting to EUR 8,432 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals-

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,294 thousand of fully depreciated prototypes.

 “Other intangible assets” includes administrative concessions amounting to EUR 48,882 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analyzed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

At December 31, 2012, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 223,966 thousand (December 31, 2011: EUR 158,466 thousand).

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future relevant intangible asset purchase commitments other than those indicated in Note 26.

(8)	NON- CURRENT FINANCIAL ASSETS

2012

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2012, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/2011	Translation / monetary adjustment	Changes in scope of consolidation	Additions / allowance	Disposals / Transfers	Balance at 12/31/2012

Loans and receivables	84,733	382	-	24,849	(68,828)	41,136
Loans to associates	144,493	(18)	-	23,566	(149,258)	18,783
Long-term loans to third parties	30,778	-	-	1,283	(12,253)	19,808
Other non-current financial assets	5,305	400	-	-	-	5,705
Allowance	(95,843)	-	-	-	92,683	(3,160)

Held-to-maturity investments	20,680	(24)	6	2,123	(1,666)	21,119

Available-for-sale financial assets	16,275	8	16	483	(14,398)	2,384
Non-controlling equity interests	40,608	31	-	459	(32,287)	8,811
Other non-current financial assets	33	-	16	22	(9)	62
Allowance	(24,366)	(23)	-	2	17,898	(6,489)
Total	121,688	366	22	27,455	(84,892)	64,639

Disposals/transfers-

The movement in “Loans and receivables” was mainly due to the elimination the loans granted to Dédalo Grupo Gráfico, S.L, net of provisions, amounting to EUR 44,110 thousand, as the group is being fully consolidated from April 1, 2012 (see Note 3).

2011

Non-current financial assets

The changes in “Non-current financial assets” in the consolidated balance sheet in 2011, by type of transaction, were as follows:

	Thousands of euros
	Balance at 12/31/2010	Translation / monetary adjustment	Changes in scope of consolidation	Additions / allowance	Disposals / Transfers	Balance at 12/31/2011

Loans and receivables	31,052	217	-	49,493	3,971	84,733
Loans to associates	100,830	13	-	38,692	4,958	144,493
Long-term loans to third parties	18,768	1	-	10,879	1,130	30,778
Other non-current financial assets	7,240	203	-	-	(2,138)	5,305
Allowance	(95,786)	-	-	(78)	21	(95,843)

Held-to-maturity investments	19,568	(115)	1	1,367	(141)	20,680

Available-for-sale financial assets	19,991	5	-	(3,963)	242	16,275
Non-controlling equity interests	86,697	16	-	5	(46,110)	40,608
Other non-current financial assets	-	-	-	-	33	33
Allowance	(66,706)	(11)	-	(3,968)	46,319	(24,366)
Total	70,611	107	1	46,897	4,072	121,688

Additions/allowances-

The movement in “Loans and receivables- long term loans to associates” was due mainly to the increase in loans granted to Dédalo Grupo Gráfico, S.L.

Additions in “Loans and receivables- long term loans to third parties” included a loan to Le Monde Libre amounting to EUR 8,384 thousands.

Disposals/transfers-

In September 2011, the 15.38% stake in Iberbanda, S.A. was sold, giving rise to the derecognition of this ownership interest from “Non-controlling equity interests” and of the corresponding allowance of EUR 45,394 thousand, with a neutral effect on “Non-current financial assets.”

The carrying amount of the financial assets does not vary significantly from their fair value.

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2012

The changes in 2012 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/2011	Additions/ Changes in scope of consolidation	Share of results / Impairment losses	Transfers	Disposals	Balance at 12/31/2012

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	905	(905)	-	-	-
Distributors (*)	11,047	2	94	2,898	(611)	13,430
Mediaset España Comunicación, S.A.	586,379	4,342	7,829	-	(9,758)	588,792
V-me Media, Inc.	-	-	(4,270)	4,270	-	-
Le Monde Libre Societé Comandité Simple	-	14,388	(8,194)	-	-	6,194
Other companies	6,656	195	(829)	(2,224)	-	3,798
Total	604,082	19,832	(6,275)	4,944	(10,369)	612,214

(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The Group has valued its stake in Mediaset España Comunicación, S.A. considering its value in use, according to future projections available. As a result of this analysis, no impairment has to be registered.

2011

The changes in 2011 in “Investments accounted for using the equity method” in the consolidated balance sheet were as follows:

	Thousands of euros
	Balance at 12/31/2010	Additions	Share of results / Impairment losses	Transfers	Disposals	Balance at 12/31/2011

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	-	(12,246)	12,246	-	-
Distributors (*)	10,421	491	672	1,803	(2,340)	11,047
Promotora de Emisoras de Televisión, S.A.	399	-	(6)	194	(587)	-
Mediaset España Comunicación, S.A.	582,214	-	20,040	-	(15,875)	586,379
V-me Media, Inc.	15,854	7,039	(27,019)	4,126	-	-
Other companies	4,654	2,432	(1,141)	752	(41)	6,656
Total	613,542	9,962	(19,700)	19,121	(18,843)	604,082

(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

In 2011 the Group has deteriorated the entire goodwill resulted from its investment in V-me Media Inc., (EUR 21,291 thousands), as the value in use of the investment, calculated considering the estimated projections for the following five years and a residual value appropriated for the business, is not expected to cover it.

At December 31, 2012 and 2011, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-term provisions” (see Note 14).

(10)	INVENTORIES

The detail of “Inventories,” in thousands of euros, at December 31, 2012 and 2011, is as follows:

	12/31/2012			12/31/2011
	Cost	Write- downs	Carrying amount	Cost	Write- downs	Carrying amount
Goods held for resale	26,693	(8,646)	18,047	3,820	(1,917)	1,903
Finished goods	269,376	(35,133)	234,243	289,379	(34,654)	254,725
Work in progress	3,992	-	3,992	2,005	-	2,005
Raw materials and other supplies	15,832	(1,805)	14,027	17,862	(1,092)	16,770
Total	315,893	(45,584)	270,309	313,066	(37,663)	275,403

“Finished goods” includes publications amounting to a net EUR 62,208 thousand (2011: EUR 81,442 thousand) and audiovisual rights amounting to a net EUR 172,035 thousand (2011: EUR 173,283 thousand).

“Raw materials and other supplies” includes mainly paper and printing machinery spare parts.

(11)	EQUITY

a)	Share capital

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.’s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin .

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company’s capital by EUR 150,000 thousand.

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the aforementioned dividend payment system, whereby the Company may pay cash, Class A  shares (at a fixed rate of EUR 1 per share) or a combination of both.  In September 2012, Prisa raised capital by issuing 64,097,105 Class A shares to pay the minimum annual dividend of Class B shares for 2011.  In December 2012, Prisa raised capital by issuing 26,000,823 Class A shares for payment of the minimum annual dividend of Class B shares for 2012 up to the moment of the conversion.

In addition, during 2012, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in general meeting on November 27, 2010, Prisa executed the public deed for the capital increase corresponding to the warrants’ 13 to 24 exercise windows. A total of 10,109 warrants were exercised, with a total of 10,109 new Class A ordinary shares were issued at the price of EUR 2 each.

Also, in 2012, 47,942,019 Class B non-voting shares were converted into Class A ordinary shares.

Prisa’s share capital, at December 31, 2012 after such increases and conversions of shares totals EUR 99,132 thousand, represented by 651,054,490 Class A ordinary shares and 340,268,409 Class B non-voting shares, with a par value of EUR 0.1 each.

Share capital is fully subscribed and paid in.

At year-end 2012, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights
	Direct	Indirect	% of voting rights
Rucandio, S.A. (*)	-	221,591,841	34.036
BH Stores IV, B.V.	22,571,198	-	3.467
BNP Paribas, Societe Anonyme	15,143,403	-	2.326
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	2.257
UBS AG	25,872,175	4,712	3.975

(*) Rucandio, S.A.’s indirect ownership interest is exercised through the following direct holdings:

•	Promotora de Publicaciones, S.L., holder of 77,248,921 voting rights, representing 11.865% of the subscribed share capital with voting rights.
•	Timón, S.A., holder of 7,928,140 voting rights, representing 1.218% of the subscribed share capital with voting rights.
•	Asgard Inversiones, S.L.U., holder of 17,487,164 voting rights, representing 2.686% of the subscribed share capital with voting rights.
•	Otnas Inversiones, S.L. holder of 93,000,000 voting rights, representing 14.285% of the subscribed share capital with voting rights.
•	Rucandio Inversiones SICAV, S.A., holder of 339,094 voting rights, representing 0.052% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.’s declared indirect stake includes 25,588,522 voting rights of the Company, linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

b)	Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

The share premium includes the amount exceeding the par value of the shares issued. It also includes the amount corresponding to the obligation to pay a minimum annual dividend on the Class B shares, as well as value adjustments as a result of the Company’s potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (see Notes 12 and 13). This share premium at December 31, 2012, amounted to EUR 803,973 thousand (December 31, 2011: EUR 437,879 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares (see Note 4g), until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2012, amounted to EUR 277,108 thousand (December 31, 2011: EUR 125,131 thousand).

c)	Issue of financial instrument

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on  June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon under “Financial liabilities” in the accompanying consolidated balance sheet (see Note 13), and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under “Other reserves” in the accompanying consolidated balance sheet.

d)	Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of these assets were increased by a net amount of EUR 3,289 thousand, recognized under “Revaluation Reserve 1983.” This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of December 20, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of June 7, the surpluses arising from the revaluations must be charged to “Revaluation reserve Royal Decree-Law 7/1996." The balance of this account at year end amounts to EUR 10,650 thousand and has been unrestricted since January 1, 2007, except for the portion of the assets not yet depreciated.

Legal reserve-

Under the Consolidated Text of the Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital by the amount exceeding 10% of the new capital after the increase.

Except as indicated above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Section 142 of the Consolidated Text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or cancelled.

Bylaw-stipulated reserves-

Under Article 32 of the Parent’s bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

e)	Reserves for first-time application of IFRS

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at January 1, 2004, the effect on equity of which is included in this account.

f)	Accumulated profit – From prior years

The breakdown, by company, of “Accumulated profit – From prior years” at December 31, 2012 and 2011, is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Audiovisual	389,929	371,004
Education	231,915	285,259
Radio	183,713	201,323
Radio in Spain	158,627	183,908
International radio	25,086	17,415
Press	47,959	39,155
País	39,685	42,164
Spanish press	8,238	(3,009)
Other	36	-
Other	174,833	23,987
Prisa	651,036	162,024
Other	(476,203)	(138,037)
Total accumulated profit of fully consolidated companies	1,028,349	920,728
Radio	(2,947)	(2,857)
International radio	(2,947)	(2,857)
Audiovisual	(7,286)	(2,562)
Other	6,500	(83,809)
Total accumulated loss of companies accounted for using the equity method	(3,733)	(89,228)
Total accumulated profit from prior years	1,024,616	831,500

Accumulated profit for the audiovisual segment includes an after-tax capital gain of EUR 453 million generated by the sale of 44% of DTS, Distribuidora de Televisión Digital, S.A. on December 28, 2010.

Accumulated profit in the education segment included capital gains of EUR 168 million generated by the sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital to DLJSAP, which was adjusted by the initial measurement of the financial liability generated by the obligation to pay a minimum annual dividend of USD 25.8 million to the holders of the preferred shares delivered to DLJSAP (see Note 13).

g)	Treasury shares

The changes in “Treasury shares” in 2012 and 2011 were as follows:

	Thousands of euros
	2012		2011
	Number of shares	Amount	Number of shares	Amount
At beginning of year	2,879,503	2,505	3,150,000	4,804
Purchases	4,046,689	2.515	1,928,312	2,082
Deliveries	(3,824,957)	(3,786)	(2,198,809)	(3,425)
Reserve for treasury shares	-	(507)	-	(956)
At end of year	3,101,235	727	2,879,503	2,505

At December 31, 2012, Promotora de Informaciones, S.A. held a total of 3,101,235 treasury shares, representing 0.31% of its share capital.

Treasury shares are valued at market price at December 31, 2012 (0.235 euros per share). The average acquisition price stood at 0.762 euros per share.

Deliveries of shares are detailed in note 16 of this Annual Report.

At December 31, 2012, the Company did not hold any shares on loan.

h)	Exchange differences

Exchange gains at December 31, 2012, amounted to EUR 17,805 thousand (December 31, 2011: exchange gains of EUR 9,755 thousand). Exchange gains generated at Grupo Santillana de Ediciones, S.L. companies in Brazil and Prisa Radio, S.L. companies in Colombia are offset with exchange losses at companies in US and Mexico.

i)	Translation differences

The detail, by company, of the translation differences in 2012 and 2011 is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

GLR Chile, Ltda.	5,250	(6,323)
Grupo Santillana de Ediciones, S.L. and subsidiaries	263	515
Other	115	71
Total	5,628	(5,737)

j)	Capital management policy

The principal objective of the Group’s capital management policy is to optimize the cost of capital and achieve a gearing ratio that enables it achieve its strategic targets and contribute to the growth of the Company. Therefore, in 2012 the Group adopted further measures to restructure its financial debt and strengthen its capital structure.

The net financial debt/Ebitda ratio at December 31, 2012 was 6.88 times.

(12)	FINANCIAL DEBT

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2012, of the credit limits and of the scheduled maturities is as follows:

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan and credit facility to Prisa	2014	1,282,544	-	1,282,544
Bridge loan to Prisa	2015	1,340,882	-	1,340,882
Syndicated loan and credit facility to Dédalo	2015	80,400	39,790	40,610
Credit facilities	2013-2015	314,246	96,651	142,102
Loans	2013-2023	128,046	41,548	86,498
Finance leases, interest and other	2013-2015	-	28,232	18,540
Loan arrangement costs	2013-2015	-	(754)	(44,390)
Total		3,146,118	205,467	2,866,786

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2012, 98.40% were denominated in euros (98.92% at December 31, 2011) and the remainder in foreign currencies.

The average interest rates on the Group’s bank borrowings were 3.34% in 2012 and 3.66% in 2011.

The Group considers that the current fair value of the bank borrowings amounts to EUR 3,055,782 thousand.

Syndicated loan and credit facility-

In June 2007, Prisa entered into a syndicated loan and credit facility with a group of 39 banks for a maximum amount of EUR 2,050,000 thousand, consisting of a long-term loan amounting to EUR 1,675,000 thousand and a revolving facility of EUR 375,000 thousand drawable throughout the term of the loan.

Repayment of the loan commenced in 2007. With respect to the remaining balance of the loan at December 31, 2010, the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A., were used to repay EUR 11,228 thousand in 2011 in advance.

In January 2012, with the proceeds from the capital increase EUR 150,000 thousand (see Note 11a) were repayed EUR 100,000 thousand of the Syndicated Loan. The remainder of outstanding loan at December 31, 2012 amounted to EUR 1,282,544 thousand.

This syndicated loan is tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Bridge loan-

In December 2007, Prisa entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of EUR 4,230,000 thousand and bearing interest at a market rate.  The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV.

On February 29, 2008, Prisa signed the syndication of this bridge loan initially granted by one bank. On June 20, 2008, the initial maturity date of the bridge loan, and after the result of the takeover bid became known, the amount of the bridge loan was EUR 1,948,935 thousand; the Company also signed a one-month extension for the purpose of finalizing the agreement relating to the novation of this loan until March 2009.

On July 14, 2008, the Parent obtained authorization from the majority of the banks participating in the syndicated financing agreement relating, inter alia, to the additional debt incurred as a result of the takeover bid for Prisa Televisión, S.A.U.

On July 18, 2008, the Parent signed the renewal of the bridge loan amounting to EUR 1,948,935 thousand until March 31, 2009. In August 2008, EUR 113,098 thousand of this bridge loan were repaid.

On March 31, 2009, the term of the loan was extended by one month until April 30, 2009, and was subsequently extended again until May 14, 2009.

On May 13, 2009, Prisa arranged with the banks that granted the bridge loan for an extension of its term until March 31, 2010, and obtained the authorization of the banks that were party to the syndicated financing agreement for the additional borrowings arising from the aforementioned extension.

On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until May 19, 2013.

Regarding the bridge loan, and as a result of the mentioned renewals, Prisa agreed with the financial entities participating in the loan to pay a variable amount in cash, depending on the listed price of the ordinary shares from the date of the final agreement (April 19, 2010) until the loan falls due.

During 2011, EUR 12,514 thousand of the bridge loan was paid off, in advance with the proceeds from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In July, 2012, EUR 200,000 thousand was paid with proceeds from the issue of bonds mandatorily convertible into Class A shares (EUR 434,000 thousand) (see Note 11c), leaving a debt of EUR 1,340,882 thousand.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of EUR 200,000 thousand bearing interest at a market rate.

The balance drawn down at December 31, 2011 was EUR 134,000 thousand, which is the definitive amount of this credit facility after Prisa requested a reduction in its limit.

This facility was paid in July 2012 with proceeds from the issue of bonds mandatorily convertible into Class A shares (see Note 11c).

Credit facilities-

“Credit facilities” includes mainly the amounts drawn down against credit facilities used to finance the Prisa Group companies’ operating requirements in Spain through cash-pooling. The total amount of borrowing facilities with maturities exceeding one year is EUR 142,102 thousand, and is recognized under "Non-current bank borrowings" on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2013 total EUR 96,651 thousand, and are recognized under "Current bank borrowings" on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor plus a market spread.

At year-end 2012, the syndicated loan and credit facility, the bridge loan, some bilateral loans, counterparties of hedges and the subordinated credit facility are guaranteed jointly and severally by the following Prisa Group companies: Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Prisa Radio, S.L. and Vertix, SGPS, S.A.

In 2010, the Parent pledged its shares in Prisa Televisión, S.A.U., its shares in Prisa Radio, S.L., the shares it indirectly owns in Grupo Media Capital, SGPS, S.A. and the shares it owns of Grupo Santillana de Ediciones, S.L. On January 27, 2011, Prisa Televisión, S.A.U. pledged its shares in DTS, Distribuidora de Televisión Digital, S.A., representing 56% of its share capital.

The syndicated loan and credit facility, and the bridge loan establish that Grupo Prisa must comply with certain financial ratios which were renewed on December 26, 2011 in order to adapt them to the Group’s new financial position. The Group’s directors consider that the covenants established in these contracts were fulfilled at December 31, 2012.

Refinancing agreement-

On December 26, 2011, Prisa signed an agreement to refinance its bank borrowings, comprising the syndicated loan, the bridge loan, the subordinated credit facility and a series of bilateral loans.

The current conditions for the different bank borrowings after the refinancing are as follows:

-
The transformation of the syndicated loan into a bullet loan with a single maturity of March 19, 2014. In addition, subject to the fulfilment of certain targets, such as the issue of a bond, maturity may be deferred to December 19, 2014.

-
The maturity of the bridge loan, which does not provide for partial repayments, and of some of the bilateral loans, was extended to January 15, 2015. Also subject to the same targets, the maturity of these loans may be extended to September 19, 2015.

-
The subordinated credit facility is extended until January 16, 2015 and September 21, 2015, when the milestones for the bridge loan are met. As indicated previously, this bridge loan was paid off in July 2012.

-	Financial ratios ("covenants") have been reviewed to be adapted to the new financial estimates of the group.
-	Cost of debt has been maintained tied to Euribor plus a spread negotiated and adapted in accordance with financial market rates.

Conditions of these loans have been analysed at that moment and there were no significant changes with respect to the previous situation.

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2012, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

The objective of these interest rate hedges is to mitigate, by arranging swaps and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on borrowings.

“Non-current financial liabilities” and “Current financial liabilities” on the accompanying consolidated balance sheet include at year end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2012 was a negative EUR 4,123 thousand (December 31, 2011: negative EUR 3,327 thousand), of which EUR 4,092 thousand related to the negative fair value of interest rate derivatives and EUR 31 thousand to the negative fair value of foreign currency hedges.

Interest rate derivatives-

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

The interest rate derivatives arranged by the Prisa Group at December 31, 2012, and their fair values at that date are as follows (in thousands of euros):

					Nominal
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2013	Outstanding at 2014	Outstanding at 2015
Prisa	IRS	2013	134,000	(855)	134,000	-	-
Prisa	IRS	2015	300,000	(3,237)	300,000	300,000	300,000
Total			434,000	(4,092)	434,000	300,000	300,000

The outstanding interest rate derivatives at December 31, 2012 and 2011, had negative fair values of EUR 4,092 thousand and EUR 2,500 thousand, respectively.

Pursuant to IFRSs, changes in the value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

Analysis of sensitivity to interest rates

The fair value of the interest rate derivatives arranged by the Prisa Group depends on the changes in the Euribor and long-term swap interest rate curves.

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/2012	12/31/2011
+0.5% (increase in interest rate curve)	4,046	936
-0.5% (decrease in interest rate curve)	(4,046)	(936)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Group considers that interest rates will probably fluctuate by 0.5% over the period analyzed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 15,213 thousand during 2013, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Foreign currency derivatives-

In 2012, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities.

			Nominal value
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)

Santillana del Pacífico, S.A. de Ediciones	Forward	2013	1,200	910	(31)
Total			1,200	910	(31)

The Prisa Group recognized finance cost of EUR 31 thousand in this connection in the consolidated income statement for 2012 (a finance cost of EUR 1,027 thousand in 2011).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.

Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/2012	12/31/2011
+10% (increase in USD exchange rate)	(29)	2,634
-10% (decrease in USD exchange rate)	(34)	(918)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2012 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

Liquidity risk-

	Thousands of euros
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(910)	-
From 3 to 6 months	(740)	(31)
From 6 to 9 months	(424)	-
From 9 to 12 months	(387)	-
From 1 to 2 years	(1,232)	-
From 2 to 3 years	(399)	-
After 3 years	-	-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2012 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlings calculated based on the interest rate curves at the end of 2012.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	121,104	0.10%
From 3 to 6 months	79,025	0.10%
From 6 to 9 months	53,619	0.12%
From 9 to 12 months	32,943	0.15%
From 1 to 2 years	1,405,750	0.30%
From 2 to 3 years	1,509,031	0.65%
After 3 years	13,986	1.57%
Total	3,215,458

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company’s potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2012, the fair value of this liability stands at EUR 26,385 thousand (2011: EUR 74,758 thousand) and is recognized under “Non-current financial liabilities” in the accompanying consolidated balance sheet. The Black-Scholes Method was used to determine fair value.

Other share options

At December 31, 2012, the fair value of the cash-settled share options delivered to financial entities participating in the bridge loan, with variable amounts depending on the listed price of Prisa’s ordinary shares, was zero.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group’s interest rate and foreign currency derivatives are classified as level-2 derivatives.

(13)	FINANCIAL LIABILITIES

“Financial liabilities” includes the amount of the derivatives described in Note 12, as well as the following:

Financial liability from the minimum Class B dividend

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B shares; their holders had the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability net of arrangement expenses totalling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousands net of costs associated to the capital increase).

Financial liability from the minimum annual dividend from DLJSAP’s investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.’s share capital in 2010 included the obligation to pay a preferential dividend of at least USD 25.8 million per year. Therefore, at December 31, 2012, the Group recognized a financial liability of EUR 108,772 thousand (December 31, 2011: EUR 110,916 thousand), calculated as the present value of the preferential  annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Financial liability from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership. This transaction has been reversed in February, 2013 (see Note 22).

Financial liability for measurement of the coupon paid to bondholders

The bonds mandatorily convertible into Class A shares (see Note 11c), subscribed in July 2012, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a the 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under “Non-current financial liabilities” and EUR 18,508 thousand under “Current financial liabilities” in accordance with their payment dates. The bond matures in 2014 and coupons are paid annually.

(14)	LONG-TERM PROVISIONS

The changes in 2012 in "Non-current liabilities– Long-term provisions” were as follows:

	Thousands of euros
	Balance at 12/31/2011	Translation adjustment	Charge for the year	Changes in scope of consolidation	Amounts used /Disposals	Transfers	Balance at 12/31/2012

For taxes	187,762	3	15,763	-	(514)	(1,183)	201,831
For third-party liability and other	168,758	(203)	25,040	(64,178)	(7,333)	(69,897)	52,187
Total	356,520	(200)	40,803	(64,178)	(7,847)	(71,080)	254,018

The “Provision for taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies (see Note 19).

The “Provision for third-party liability” relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

In 2012 Dédalo Grupo Grafico has started to be fully consolidated (see Note 3). Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 40 million. Impairment losses of EUR 18 million were recognized in the year in relation to the printing plant in Barcelona and EUR 9 million for the printing plants in Lugo and Valencia. The amounts were also used from this provision (see Note 5).

Meanwhile, a provision for EUR 20 million was recognized in relation to termination benefits arising from employee reduction procedures payable to official bodies.

In view of the nature of the contingencies covered by these provisions, it is not possible to determine a reasonable payment schedule, if indeed there is one, or their financial effect. However, the Prisa Group’s legal advisers and directors consider that the outcome of these procedures and claims will not have a significant effect on the consolidated financial statements for the years in which they come to an end additional to the amount provisioned in the accounting records.

The breakdown of the charge for 2012 in the consolidated income statement is as follows:

Thousands of euros

Termination benefits	22,106
Other staff costs	662
Taxes	15,762
Other	2,273
Total	40,803

At December 31, 2012, the Group had ownership interests in companies accounted for using the equity method, the negative net  value of which is recognized under “Non-current liabilities – Long-term provisions” in the accompanying consolidated balance sheet, the detail being as follows (see Note 9):

Thousands of euros

V-me Media, Inc.	1,257
Distributors (*)	3,444
WSUA Broadcasting Corporation	1,065
Green Emerald Business, Inc.	780
Ediciones Conelpa, S.L.	1,040
Other	1,146
Total	8,732

(*) Distrimedios, S.L., Gelesa Gestión Logística, S.L., Comercial de Prensa siglo XXI, S.A. and Distribución de Prensa por Rutas, S.L.

(15)	OPERATING INCOME

The breakdown of income from the Group’s main business lines is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Revenue from subscribers	906,843	887,092
Advertising sales and sponsorship	553,368	620,063
Sales of books and training	718,781	697,881
Newspaper and magazine sales	146,219	168,744
Sales of add-ons and collections	20,504	23,151
Sale of audiovisual rights and programs	125,594	88,236
Intermediation services	20,069	20,985
Broadcasting services	10,638	17,260
Other services	121,479	117,869
Revenue	2,623,495	2,641,281
Income from non-current assets	3,319	20,263
Other income	37,878	62,906
Other income	41,197	83,169
Total operating income	2,664,692	2,724,450

The most significant exchange transactions occurred under “Advertising sales and sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 8,982 thousand in 2012 (December 31, 2011: EUR 8,936 thousand).

In 2011, “Income from non-current assets” mainly included the result of the sale of Canal Viajar and the dissolution of Canal+ Investment Inc. made by Prisa TV, amounting to EUR 12,288 thousands and EUR 5,378 thousands respectively.

(16)	OPERATING EXPENSES

Staff costs

The detail of “Staff costs” is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Wages and salaries	443,838	483,272
Employee benefit costs	89,243	93,667
Termination benefits	52,098	77,213
Other employee benefit costs	19,778	20,170
Total	604,957	674,322

Cost of termination benefits corresponds to the restructuring plan addressed by the group in all business segment and geographical areas during 2012 and 2011.

The average number of employees at the Group, by professional category, was as follows:

	12/31/2012	12/31/2011

Executives	462	486
Middle management	1,481	1,526
Other employees	10,248	11,147
Total	12,191	13,159

The breakdown of the workforce, by gender, was as follows:

	12/31/2012		12/31/2011
	Women	Men	Women	Men
Executives	127	335	142	344
Middle management	544	937	561	965
Other employees	4,973	5,275	5,583	5,564
Total	5,644	6,547	6,286	6,873

Share-based payments

Share option plan of Promotora de Informaciones, S.A.-

The Extraordinary General Shareholders’ Meeting held on November 27, 2010, authorized the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, for 2010, 2011, 2012 and 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the Company directors would receive 40% of their fixed remuneration for belonging to the Board in Company shares. On October 24, 2012, after the reduction of the remuneration, the Board of Directors passed a motion allowing directors to choose whether to receive 40% of their fixed annual remuneration in shares of the Company or cash. Shares would be delivered to directors four times a year, once each quarter.

The Company has recognized an expense for this plan in the income statement for 2012 in the amount of EUR 429 thousand. The number of shares delivered is 664,701 (see Note 11g).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying consolidated income statement.

During 2011, the now Executive Chairman of Prisa has received EUR 5,014 thousands by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros per share. This extraordinary compensation is linked to the success of the recapitalization of the Company and was communicated to the CNMV at the time of the delivery, being also reported in the financial information of the first half of 2011 (see Note 11g).

Additionally, during 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying consolidated income statement as a personal expense, equivalent to 220,242 shares. In 2012, an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares (see Note 24).

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals.

Prisa has recognized an expense on the income statement for 2012 in the amount of EUR 3,100 thousand (2011: EUR 1,845 thousand).

Outside services

The detail of “Outside services” in 2012 and 2011 is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Independent professional services	130,414	174,877
Leases and fees	136,345	138,195
Advertising	99,080	114,768
Intellectual property	59,774	67,899
Transport	56,947	63,913
Other outside services	260,417	229,161
Total	742,977	788,813

Fees paid to auditors

The fees for financial audit services relating to the 2012 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,345 thousand (2011: EUR 2,441 thousand), of which EUR 438 thousand relate to Prisa (2011: EUR: 482 thousand); this amount includes EUR 255 thousand for the 2012 audit of the consolidated group, in keeping with PCAOB audit procedures. Also, the fees relating to other auditors involved in the 2012 audit of the various Group companies amounted to EUR 339 thousand (2011: EUR 343 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2012		2011
	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	277	240	281	-
Tax advisory services	519	257	405	170
Other services	213	284	447	2,802
Other professional services	1,009	781	1,133	2,972

Operating leases

Various assets and services used by the Group are held under operating leases, the most significant of which are the buildings in Gran Vía 32, Miguel Yuste, Tres Cantos and Caspe, the provision of analogue, digital terrestrial and satellite broadcasting services and the radio frequencies. The most significant lease relates to Media Latina. The schedule for the minimum lease payments arising from these leases is as follows:

Year	Thousands of euros

2013	80,234
2014	77,569
2015	77,715
2016	76,954
2017	78,124
2018 and beyond	659,627
1,050,223

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste, and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2012, the lease expense relating to these buildings amounted to EUR 31,836 thousand (2011: EUR 30,826 thousand) and was recognized under “Outside services – Leases and fees."

Radio frequencies are leased from Media Latina for a term of ten years. The lease expense for 2012 in this connection amounted to EUR 6,822 thousand (2011: EUR 7,272 thousand), recognized under “Outside services – Leases and fees.”

The lease for the provision of satellite broadcasting services expires in 2017.  The expense relating to these services amounted to EUR 42,812 thousand in 2012 (2011: EUR 52,940 thousand), which is recognized under “Outside services – Leases and fees”.

Change in allowances, write-downs and provisions

The detail of the “Change in allowances, write-downs and provisions” is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Change in operating allowances	80,563	27,947
Change in inventory write-downs	20,016	16,723
Change in provision for sales returns	(385)	501
Total	100,194	45,171

In May 2012, the Group has reached an agreement with Cableuropa, S.A.U. (Ono) by means of which EUR 54,374 thousand have been recovered by the Company (half of the total EUR 108,748 thousand paid) which ends the lawsuits that Prisa had with Ono (see note 28). As a consequence of this deal, the Group has registered the same amount under the “Variation in operating allowances” of the consolidated income statement, which corresponds to the amount that has not been recovered.

(17)	FINANCIAL LOSS

The detail of “Financial loss” in the consolidated income statements is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Income from current financial assets	1,045	839
Finance income from hedging transactions	-	705
Income from equity investments	287	395
Other finance income	4,137	5,357
Finance income	5,469	7,296
Interest on debt	(113,636)	(124,653)
Finance costs on hedging transactions	(1,739)	(8,445)
Adjustments for inflation	(3,895)	(699)
Other finance costs	(58,331)	(71,356)
Finance costs	(177,601)	(205,153)
Exchange gains	24,031	24,186
Exchange losses	(23,750)	(28,067)
Exchange differences (net)	281	(3,881)
Change in fair value of financial instruments	(2,241)	6,586
Financial loss	(174,092)	(195,152)

“Other finance cost” mainly included the updating of the financial liability registered for the minimum Class B dividend and loan arrangement costs.

(18)	BUSINESS SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical segment.

The business segments were determined based on the Prisa Group’s organizational structure at year-end 2012 considering the nature of the products and services offered, and the customer segments which they target.

At December 31, 2012, Prisa’s operations are divided into four main businesses:

-	Audiovisual, which obtains revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;
-	Education, which includes primarily the sale of general publishing and educational books and education system;
-	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and

-	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and distribution;

Segment information about these businesses for 2012 and 2011 is presented below:|

The detail of capex in 2012 and 2011 by business segment is as follows (in thousands of euros):

	2012			2011
	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total
Audiovisual	16,404	48,038	64,442	57,421	58,958	116,379
Education	24,009	54,351	78,360	11,926	55,524	67,450
Radio	4,582	2,684	7,266	5,765	2,360	8,125
Press	859	2,420	3,279	529	3,183	3,712
Other	410	15,003	15,413	1,312	21,000	22,312
Total	46,264	122,496	168,760	76,953	141,025	217,978

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit/(loss) from operations” is as follows:

	Thousands of euros
	2012			2011
	Pay television	Free-to-air television	Other	Pay television	Free-to-air television	Other
Revenue	1,071,549	106,252	67,900	988,563	149,024	76,524
Other income	8,375	4,174	1,595	22,715	1,165	3,194
TOTAL OPERATING INCOME	1,079,924	110,426	69,495	1,011,278	150,189	79,718

Cost of materials used	(596,875)	(21,261)	(1,791)	(506,699)	(23,122)	(3,869)
Staff costs	(82,944)	(20,926)	(31,538)	(114,138)	(25,067)	(42,955)
Other operating expenses	(364,573)	(39,940)	(34,774)	(294,869)	(34,181)	(74,896)
TOTAL OPERATING EXPENSES	(1,044,392)	(82,127)	(68,103)	(915,706)	(82,370)	(121,720)
PROFIT/(LOSS) FROM OPERATIONS	35,532	28,299	1,392	95,572	67,819	(42,002)

At December 31, 2012 and 2011, the non-current and current assets and liabilities directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that business, correspond to the free-to-air Grupo Media Capital “TVI.” The related amounts are as follows:

	12/31/2012	12/31/2011
Non-current assets	16,308	22,748
Current assets	107,402	97,735
Current liabilities	(66,450)	(81,480)

The other assets and liabilities are either allocable to the pay TV and audiovisual production businesses or are deemed to be shared by the various business lines of the audiovisual segment.

The Group’s activities are located in Europe and America. Operations in Europe are carried out mainly in Spain, although since 2005 the Group has expanded into Portugal. The activities in America are located mainly in Brazil, Mexico and Colombia.

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Thousand of euros
	Revenue		Other income		Profit/(loss) before non- controlling interests and tax
	2012	2011	2012	2011	2012	2011

Europe	1,899,046	1,975,446	35,570	73,960	(468,246)	(359,625)
Spain	1,720,562	1,776,041	29,683	70,496	(489,251)	(395,847)
Rest of Europe	178,484	199,405	5,887	3,464	21,005	36,222
America	724,449	665,835	5,627	9,209	112,827	114,910
TOTAL	2,623,495	2,641,281	41,197	83,169	(355,419)	(244,715)

	Thousand of euros
	Non- current assets (*)		Total assets
	2012	2011	2012	2011

Europe	4,355,234	4,676,153	7,052,320	7,305,629
Spain	4,169,221	4,483,084	6,735,632	6,988,294
Rest of Europe	186,013	193,069	316,688	317,335
America	239,353	214,168	609,693	572,895
TOTAL	4,594,587	4,890,321	7,662,013	7,878,524

(*) Include property, plant and equipment, goodwill, intangible assets, investments accounted for using the equity method and other non-current assets.

(19)	TAX MATTERS

As indicated under “Accounting Policies,” Promotora de Informaciones, S.A. files consolidated income tax returns in Spain, in accordance with the Spanish Corporation Tax Law, and is the Parent of consolidated tax group 2/91, which includes all its subsidiaries (see Appendix I) that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups.

Dts Distribuidora Television Digital, S.A. is the parent of tax group 136/11 which includes all the subsidiaries that meet the statutory requirements (see Appendix I) .

Also, on January 1, 2009, Prisa Radio, S.L. created its own consolidated tax group in Spain, identified with number 194/09, which also includes all the subsidiaries that meet the statutory requirements (see Appendix I).

In addition, on January 1, 2011 Grupo Cronos Distribución Integral, S.L. created its own consolidated tax group in Spain, identified with number 445/11, which also includes the subsidiaries that meet the statutory requirements (see Appendix I).

Dédalo Grupo Gráfico, S.L., created its own consolidated tax group in Spain, identified with number 225/04, which includes the subsidiaries that meet the statutory requirements for application of this special consolidated tax regime.

Lanza, S.A. de C.V. (Mexico) files consolidated tax returns in Mexico together with its Mexican subsidiaries.

GLR Services, Inc. also files consolidated tax returns in the United States together with its subsidiaries that meet the requirements for application of this special consolidated tax regime.

Media Global, SGPS, S.A. and the companies in which it directly or indirectly holds at least 90% of the share capital and which also meet the conditions required under Portuguese law constitute a consolidated tax group in Portugal.

The other Group subsidiaries file individual tax returns in accordance with the tax legislation prevailing in each country.

In prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of March 5. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of tax credits for the reinvestment of extraordinary income under Article 21 of the repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this Law are made in the notes to the financial statements of the corresponding companies.

In the financial statements for 2009, 2010 and 2011, several Group companies availed themselves of the tax credit for reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law amounting to EUR 1,226 thousand, EUR 41,805 thousand and EUR 559,498 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved.

At the time of filing of the 2011 income tax statement, in July 2012, several companies availed themselves of the tax credit for the reinvestment of extraordinary income amounting to EUR 42,363 thousand, having fulfilled, in the year in which the income was obtained, the obligation to reinvest the sale price in the acquisition of property, plant and equipment, intangible assets, and financial assets, in accordance with the terms established by the tax legislation.

During the year, certain companies within the tax group deducted, for tax purposes excluding the recognition of impairment losses on equity interests from taxable income provided for under article 12.3 of the Spanish Corporation Tax Law. The disclosure requirements of this Law were met in the notes to the financial statements of these companies.

a)	Reconciliation of the accounting profit to the taxable profit

The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2012 and 2011.

	Income statement
	2012	2011
CONSOLIDATED NET PROFIT UNDER IFRSs*	(355,419)	(244,715)
Tax charge at 30%**	(106,626)	(73,415)

Consolidation adjustments	61,782	74,804
Permanent differences (1)	(22,704)	(4,499)
Tax loss carryforwards	(399)	-
Tax credits and tax relief (2)	(2,133)	(1,952)
Effect of applying different tax rates (3)	3,258	1,247
INCOME TAX	(66,822)	(3,815)

ADJUSTMENT OF PRIOR YEARS’ TAX (4)	5,700	146,171
FOREIGN TAX EXPENSE (5)	3,392	4,092
EMPLOYEE PROFIT SHARING (6)	2,721	1,525
ADJUSTMENTS TO CONSOLIDATED TAX	34,573
TOTAL INCOME TAX	(20,436)	147,973

*Loss
** The parentheses mean income

(1)
The permanent differences are due mainly to different accounting and tax criteria of certain provisions and non-computable income and non-deductible expenses. Also included is the effect of those companies with losses which do not generate deferred tax.

(2)
The Spanish Prisa reporting Group companies took a domestic dividend double taxation tax credit on dividends not eliminated on consolidation, an international double taxation credit and a tax credit provided for in Article 20 of Law 49/2002, of December 23, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage.

(3)	Relating to the effect of taxation of profits from American and European subsidiaries at different rates.

(4)	Refers to the impact on the income statement of the adjustment of income tax from prior years.

(5)	This relates to the expense for taxes paid abroad and arose from withholdings at source on the income from exports of services provided by the Group's Spanish companies abroad and dividends.

(6)	This is an additional component of the income tax expense in countries such as Mexico.

b)	Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at year-end 2012 and 2011 (in thousands of euros):

2012-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2012	Additions	Transfers	Disposals	12/31/2011
Advance Payment Tax Assessments	26,532	26,532	-	-	-
Non-deductible financial expenses	13,209	13,209	-	-	-
Non-deductible provisions	12,298	11,107	-	(3,247)	4,438
Non-capitalizable assets	37		-	-	37
Tax loss carryforwards	906,126	98,948	(12,017)	(3,435)	822,630
Unused tax credit recognized	345,593	37,501	-	(8,494)	316,586
Other	40,074	7,265	12,017	(2,211)	23,003
Total	1,343,869	194,562	-	(17,387)	1,166,694

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2012	Additions	Disposals	12/31/2011
Impairment losses on equity investments and goodwill	12,601	158	(7,194)	19,637
Deferral for reinvestment of extraordinary income	5,176	-	(918)	6,094
Accelerated depreciation and amortization	957	486	(17)	488
Other	3,443	29	(776)	4,190
Total	22,177	673	(8,905)	30,409

2011-

DEFERRED TAX ASSETS ARISING FROM
	12/31/2011	Additions	Transfers	Disposals	12/31/2010
Non-deductible provisions	4,438	2,218	-	(6,623)	8,843
Non-capitalizable assets	37	-	-	-	37
Tax loss carryforwards	822,630	44,386	12,936	(4,109)	769,417
Unused tax credit recognized	316,586	83,280	(121)	(10,886)	244,313
Other	23,003	13,218	(12,815)	(820)	23,420
Total	1,166,694	143,102	-	(22,438)	1,046,030

DEFERRED TAX LIABILITIES ARISING FROM
	12/31/2011	Additions	Disposals	12/31/2010
Impairment losses on equity investments and goodwill	19,637	125	(549)	20,061
Deferral for reinvestment of extraordinary income	6,094	-	(150)	6,244
Accelerated depreciation and amortization	488	-	(17)	505
Other	4,190	2,582	(137)	1,745
Total	30,409	2,707	(853)	28,555

The tax assets and liabilities on the consolidated balance sheet at December 31, 2012 are recognized at their estimated recoverable amount.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognized in this connection.

Among the deferred tax assets the most significant amounts correspond to (i) tax credits arising from tax losses, tax credits for investments and arising from restrictions on the deductibility of financial expenses from Prisa’s 2/91 tax consolidation group, Prisa Radio’s 194/09 tax consolidation group and DTS Distribuidora Televisión Digital, S.A.’s 136/11 tax consolidation group. These deferred assets were recognized in accordance with the criteria set forth in valuation regulations.

Following is a detail, in thousands of euros, of the prior years' tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

The Group recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognized by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. The Group also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. The recovery thereof is reasonably assured on the basis of the recent performance of the pay TV businesses, the forecasts contained in the Prisa Televisión Group's business plan and the Notes to the Group’s consolidated financial statements.

In this respect, the management of Prisa Televisión Group has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group's future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighboring countries, and the proven experience in recent years of the Prisa Televisión Group in the pay TV market in Spain were taken into account.

The assumptions used in this business plan are conservative and relate to matters such as the penetration of pay TV in Spain, Prisa Televisión Group's share of this penetration, the trend in the number of subscribers and in the prices of the services offered by the Group and the general trend in costs, in particular programming costs within the current technological and right exploitation framework in which the Prisa Televisión Group operates. In this respect, the projection for the long-term penetration of pay TV in Spain is several points below the current penetration rates in neighboring countries. In addition, these rates are generally below the forecasts of independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that the Prisa Televisión Group will report rising earnings figures at medium term which, together with its legal restructuring and the transactions described in the Notes to the Group's consolidated financial statements, will enable the tax assets recognized by it to be recovered.

The breakdown, by country, of the tax loss carryforwards of the Group's foreign companies is shown below (in thousands of euros):

c)	Years open to examination by the revenue authorities

The years open to examination by the revenue authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years, with the exceptions discussed below.

The revenue authorities audited certain companies within the consolidated tax and accounting scope of Promotora de Informaciones, S.A., and several statutory notices of deficiency were issued for the following: personal income tax withholdings and payments (1994-1996), VAT (1994-1996), single revaluation tax, and income tax (1990-1996). At the date of preparation of these financial statements, the procedural status of the cases is as follows:

Company	Tax	Years	Procedural Status
Subsidiaries
Diario El País, S.L.	Personal income tax withholdings	1994 -1996	In 2012, payment was made to comply with the order to enforce the partly favorable decision.

The Antena 3 de Radio, S.A. consolidated tax group was audited by the revenue authorities in 2005. The revenue authorities reviewed the following years and taxes: 2000, 2001, and 2002 for income tax, and January 2001 to December 2002 for VAT, personal income tax withholdings and payments (employees and professionals) and tax on property income. As a result of the audit, notice of deficiency amounting to EUR 3,499 thousand was issued in respect of the consolidated income tax, which was signed on a contested basis. The appropriate motions for review were filed against these notices and a decision upholding the final tax determinations was issued. The related appeal was filed at the Madrid Regional Board of Tax Appeals against the decision, the execution of which was stayed in return for the posting of a guarantee. The Board handed down a decision, partially upholding the appeal filed in respect of substantially all of the deficiency and interest and reversed the penalty.  To comply with the decision issued by the Regional Board of Tax Appeals, during 2010 the revenue authorities reopened the 2001-2002 income tax audit. During the year, this audit concluded with a determination that the entity has a tax liability of EUR 528 thousand. An appeal was filed at the Central Board of Tax Appeals against this determination.

During 2011 verification and inquiry actions were initiated with regard to the tax on raffles, draws, wagers and games of chance for 2007 to 2010 at Sociedad Prisa Televisión, S.A. The actions concluded with a contested statutory notice of deficiency resulting in a proposed determination in the amount of EUR 8,570 thousand (deficiency plus interest). An appeal was filed at the Central Board of Tax Appeals against this decision. Despite the appeal having been filed, the corresponding tax liability was settled in the year and recognized as a tax credit as the procedure has not yet ended and as there is no final ruling which rejects the company’s claim.

During 2012 verification and inquiry actions were initiated with regard to the tax on raffles, draws, wagers and games of chance for 2007 to 2010 at Promotora de Emisoras de Televisión, S.A. The actions concluded with a contested statutory notice of deficiency resulting in a proposed determination in the amount of EUR 544 thousand (deficiency plus interest). An appeal was filed at the Central Board of Tax Appeals against the decision. The amount owed by the company has been paid and recognized as an expense.

In 2006, the revenue authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001, and 2002 and for VAT, personal income tax withholdings and repayments (employees and professionals), tax on property income, investment income tax and non-resident income tax for the following companies and years:

Company	Years
Parent-
Promotora de Informaciones, S.A.	June 2000 to May 2004
Subsidiaries-
Diario El País, S.L.	June 2000 to May 2004
Sociedad Española de Radiodifusión, S.L.	June 2000 to May 2004
Prisa Brands Solutions, S.L.U.	January 2001 to December 2003
Ítaca, S.L.	January 2001 to December 2002
Mateu Cromo Artes Gráficas, S.A.	January 2001 to December 2002
Promotora de Emisoras de Televisión, S.A.	January 2001 to December 2003
Grupo Empresarial de Medios Impresos, S.L.	January 2001 to December 2003
Grupo Santillana de Ediciones, S.L.	January 2001 to December 2003
Santillana Educación, S.L.	January 2001 to December 2003
Santillana Ediciones Generales, S.L.	January 2001 to December 2003

The decisions handed down on the motions for review filed against the determinations arising from the statutory notices issued for each year (1999 to 2002) for income tax (which were partially upheld) affirmed determinations totaling EUR 34,867 thousand (deficiency plus late-payment interest). Appeals against these decisions were filed at the Central Board of Tax Appeals. The decisions handed down by the aforementioned Board, partially upholding the Group’s claims and overturning the determinations relating to all those years, formed the subject matter of a petition for review at the National Appellate Court. Payment of this amount was stayed and the related guarantee was posted. The National Appellate Court dismissed the petitions and the company filed the corresponding petitions to the Supreme Court.

The petitions for 2001 and 2002 were both deemed inadmissible on formal grounds. Similarly, motions for annulment were filed and rejected; the Parent then filed petitions for review with the Constitutional Court.

As a result, in 2012 the company received the order to enforce the decision of the National Appellate Court concerning income tax for 2001; an objection to the form of enforcement was filed. Similarly, this enforcement entailed a new tax determination of EUR 17,069 thousand against which the Parent has filed a motion for review and the corresponding appeal to the Board of Tax Appeals upon failure of the motion. This administrative act has required the posting of a guarantee.

The other taxes audited did not give rise to any determination or the amount of the determination was immaterial and has been paid or appealed.

In 2010, the tax audit of consolidated income tax for 2003 to 2005 was completed and the corresponding statutory notice was issued stating a deficiency of approximately EUR 16,960 thousand, which was signed on a contested basis. During the year, the negative decision concerning the appeal to the Board of Tax Appeals was received and a petition for judicial review was filed. Despite the petition having been filed, the corresponding tax liability was settled in the year and recognized as a tax credit as the procedure has not yet ended and as there is no final ruling which rejects the Company’s claim.

 Also, the audits of personal income tax withholdings and repayments (employees and professionals), tax on property income and investment income tax for 2004 and 2005 were completed, which gave rise to uncontested notices of deficiency that were paid in the year and a contested notice of deficiency amounting to EUR 326 thousand which was also paid. At the date of the preparation of these financial statements, the petitions for judicial review have been rejected, and all of the tax debts arising from the regularization have been fully paid.

Also, the VAT audit for June 2004 to December 2006 was completed with uncontested notices of deficiency amounting to EUR 909 thousand paid in 2010 and contested notices amounting to EUR 75 thousand and EUR 5,416 thousand respectively, which are under review at the National Appellate Court and the Central Board of Tax Appeals, respectively.

In 2012, the revenue authorities continued their audits of tax consolidation group 2/91 whose parent is Promotora de Informaciones, for income tax for 2006 to 2008.

This audit also includes VAT, personal income tax withholdings and repayments (employees and professionals) and non-resident income tax for the following years:

Company	VAT year	PIT / Non- residents year
Parent -
Promotora de Informaciones, S.A.	2008	June 2007 to December 2008
Subsidiaries
Ítaca, S.L.	2008	April 2008 to December 2008
Sociedad Española de Radiodifusión, S.L.	2008	March 2008 to December 2008
Grupo Santillana de Ediciones, S.L.	2008	April 2008 to December 2008
Santillana Educación, S.L.	2008	March 2008 to December 2008

The Supreme Court petition for review concerning the determination of income tax for 2001 was initially denied leave to proceed on purely formal grounds, and, on a prudential basis, the Company booked a provision for EUR 183,000 thousand in case of an unfavorable court ruling for the items in question, largely the export tax credit, within the proceedings in progress in relation to the tax audits. In 2012, given that the Supreme Court petition for 2002 was denied leave to proceed, the Company did the same and booked an additional provision of EUR 6,700 thousand (Note 14).

The Company considers that no additional material contingencies would arise from a tax review of the years open to examination.

(20)	DISTRIBUTION OF RESULTS

The proposal for the distribution of the loss of Promotora de Informaciones, S.A. for 2012 is as follows (in thousands of euros):

Amount
Basis of appropriation
Loss for the year	(685,793)
Distribution-
Prior year losses	(685,793)

(21)	EARNINGS PER SHARE

Basic earnings/(loss) per share was calculated by dividing the profit/(loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares in circulation during the period.

The impact on the number of ordinary shares of the share subscription rights (warrants) and the conversion of Class B shares is antidilutive. Therefore, basic and diluted earnings per share amounts are the same.

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2012 and 2011 were the following:

	Thousands of euros
	12/31/2012	12/31/2011

Profit/(loss) for the year from continuing operations attributable to the Parent(*)	(256,761)	(518,773)
Profit/(Loss) after tax from discontinued operations	(3,496)	(2,646)
Profit/(loss) for the year attributable to the Parent	(260,257)	(521,419)
Weighted average number of ordinary shares outstanding (thousands of shares)	947,991	845,309
Basic earnings/(loss) per share of continuing operations (euros)	(0.27)	(0.61)
Basic earnings/(loss) per share of discontinued operations (euros)	(0.00)	(0.00)
Basic earnings/(loss) per share (euros)	(0.27)	(0.62)

(*) In 2011, in order to calculate basic earnings/(loss) per share, the loss from continuing operations attributable to the Parent amounting to EUR 448,572 thousand were adjusted by EUR 70,201 thousand, the amount corresponding to preferential dividends of 2011.

Weighted average number of ordinary shares outstanding in 2012 and 2011:

	Thousands of shares
	2012	2011
Ordinary shares at December 31	847,861	846,978
Share capital increases	103,976	693
Weighted average of treasury shares	(3,846)	(2,362)
Weighted average number of ordinary shares outstanding for basic earnings per share	947,991	845,309

(22)	EVENTS AFTER THE BALANCE SHEET DATE

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

(23)	RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2012 and 2011 is as follows:

	Thousands of euros
	12/31/2012	12/31/2011

Receivable
Trade receivables	21,023	27,510
- Associates	20,922	27,468
- Related parties	101	42
Long-term loans	18,783	144,493
Short-term loans	5,483	4,901
Total	45,289	176,904
Payable
Trade payables	9,854	12,102
- Associates	9,854	12,102
- Related parties	-	-
Other payables	5	-
- Associates	5	-
- Related parties	-	-
Total	9,859	12,102

The transactions performed with related parties in 2012 and 2011 were as follows (in thousands of euros):

	12/31/2012		12/31/2011
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities

Services received	2,652	22,673	4,996	33,277
Other expenses	11,177	3,588	27,393	2,328
Total expenses	13,829	26,261	32,389	35,605

Finance income	-	156	-	180
Dividends received	-	13,727	-	24,688
Provision of services	-	123,660	-	85,826
Other income	-	12,034	-	9,875
Total revenues	-	149,577		120,569

All related party transactions have taken place under market conditions.

The aggregate amount of EUR 11,177 thousand relates to the accrued salaries of directors (see Note 24) and executives.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2012 and of the Group companies other than it amounted to EUR 5,819 thousand (EUR 6,784 thousand in 2011), which will be paid at short term.

At December 31, 2012, remuneration of senior executives of the Prisa Group is the one accrued by those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A. During 2012 these senior executives were: Javier Lázaro, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Iñigo Dago Elorza, Pedro García Guillén, Kamal M. Bherwani, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Óscar Gómez and Virginia Fernández Iribarnegaray.

In addition, this remuneration includes for 2012 the amounts corresponding to Ignacio Santillana del Barrio, Augusto Delkader Teig y Javier Pons Tubio until September, under General Manager of Prisa, Chairman of Prisa Radio and Chief Exective Officer of Prisa Radio. As of September, 2012 an internal reorganization was undertaken and lead to a change of senior executives.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 22,673 thousands correspond to the printing services provided by various investees of Dédalo Grupo Gráfico, S.L. up to March 31, 2012, after which the company was fully consolidated (see Note 3), distribution, transport and logistics services provided by Gelesa Gestión Logística and other companies belonging to the distribution business and advertising and technical and administrative services provided by Mediaset España Comunicación, S.A.

The aggregate amount of EUR 13,727 thousands correspond to dividends received by Prisa Televisión, S.A.U. as a result of the investment in Mediaset España Comunicación, S.A. (EUR 9,734 thousand) and dividends received by Sociedad Española de Radiodifusión, S.L. as a result of the investment in Sistema Radiópolis, S.A. de C.V. (EUR 3,993 thousand).

Finally the aggregate amount of EUR 123,660 thousands correspond to income received for technical and administrative services and for sale of advertising space and rights to Grupo Mediaset España Comunicación, S.A., as well as to income received for the sale of copies and add-ons to Gelesa Gestión Logística and other companies belonging to the distribution business.

The detail of other transactions performed with related parties in 2012 and 2011 is as follows (in thousands of euros):

	12/31/2012			12/31/2011
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties
Financing agreements: loans	-	8,006	-	-	141,755	-
Guarantees provided (Note 25)	-	-	12,801	-	105,200	36,550
Commitments/guarantees cancelled (Note 25)	-	-	-	-	-	-
Dividends and other distributed profits	-	19,933	-	-	18,338	-
Other transactions	-	-	-	-	-	-

At December 31, 2011, the aggregate amount of EUR 141,755 thousand included the EUR 136,792 thousand credit facility granted to Dédalo Grupo Gráfico, S.L. (see Note 8).

The aggregate amount of EUR 19,933 thousands correspond to dividends distributed by DTS Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

(24)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2012 and 2011, the consolidated companies registered the following amounts in respect of remuneration to Prisa’s Board members:

	Thousands of euros
	12/31/2012	12/31/2011

Fixed remuneration	2,908	3,333
Variable remuneration	-	7,272
Attendance fees	463	561
Bylaw-stipulated directors’ emoluments	1,908	2,000
Other	79	7,443
Total	5,358	20,609

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.

In addition, during 2012 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group (see Note 16).

Due to current general economic conditions, executive directors Mr. Juan Luis Cebrián, Mr. Manuel Polanco Moreno and Mr. Fernando Abril-Martorell have voluntarily agreed with the Company to have only the fixed remuneration stipulated in their contracts for 2012 and not to receive any variable remuneration.

Pursuant to Section 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Societé Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.		Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Fernando Abril-Martorell	Telecomunicaciones de Sao Paulo SS-Telesp	-	Director
Nicolás Berggruen	Societé Editrice du Monde	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of “The Huffington Post Media Group”
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman
Harry Sloan	Zenimax Media Inc	1.91	Director

It is also hereby stated that:

i)	a daughter of Director Mr. Juan Luis Cebrián is Director of the Spanish TV Film Area of Corporación RTVE (Radio Televisión Española);
ii)	a son of Director Mr. Alain Minc’s is the Editor of “Paris Match”, “Journal du Dimanche” and “Version Femina” (a magazine edited by the Lagardère Group), and
iii)
Director Mr. Nicolas Berggruen owns 45% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Matías Cortés Dominguez, Manuel Polanco Moreno, Arianna Huffington and Gregorio Marañón and Bertrán de Lis.

Also, in accordance with Section 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2012, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(25)	GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2012, following the sale of Prisa’s total stake in Iberbanda, S.A. to Telefónica de España, S.A.U. in 2011, Prisa maintained the guarantee solely on certain commitments acquired to Public Administrations by Iberbanda in the amount of EUR 3,384 thousand.

At December 31, 2012, Prisa had furnished bank guarantees amounting to EUR 272,184 thousand and USD 2,863 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis, litigation for football rights and acquisition of football rights (see Note 28).

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS Distribuidora de Televisión Digital, S.A.  The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2012 was EUR 20,000 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 12,801 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company’s directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(26)	FUTURE COMMITMENTS

The Prisa Televisión Group and the Media Capital Group have entered into purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the Prisa Televisión Group and Media Capital Group companies’ programming needs in the years indicated.

In addition, by virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totalling EUR 267,225 thousand with the aforementioned company for the coming seven years. In 2012, the scope of the project changed, affecting the Latin America and Spain service, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model.  As a result of these changes, the amount of the future commitments initially agreed on has also changed. The amount corresponding to services rendered in 2010, 2011 and 2012 stood at EUR 77,782 thousand and the estimated future commitments for the remainder of the contract amount to EUR 155,615 thousands.

At December 31, 2012, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 2,152,958 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros

2013	857,642
2014	815,465
2015	398,783
2016	49,218
2017	31,758
2018 and subsequent years	92
2,152,958

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfill all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

Past-due payments to creditors-

Creditors who are paid after the maximum legal period are Spanish creditors (excluding suppliers of non-current financial assets or finance-lease creditors) with whom contracts have been signed for periods over the maximum 75-day period (85 days in 2011). This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

At December 31, 2012, trade payables over 75 days past due for the Spanish Group companies amounted to EUR 215,648 thousand (trade payables at December 31, 2011 over 85 days past due amounted to EUR 229,916 thousand).

The detail of payments made in 2012 and in 2011 is as follows:

	2012		2011
	Thousands of euros	%	Thousands of euros	%
Past-due more than 75 days in 2012 and 85 days in 2011	465,571	31.96	398,188	31.59
Others	991,186	68.04	862,113	68.41
Total payments	1,456,757	100	1,260,301	100
Weighted Average Number of Days Past-Due (DSO)	110		88

The increase in total payments is mainly due to the change in the model for marketing soccer.

(27)	LEGAL MATTERS

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine state, the sale of the shares of Radio Continental, S.A. has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings. In December 2004 the court granted the injunctive relief applied for and processing of the approval was stayed.

The decision was appealed against by the Argentine government and by the buying and selling parties, and in April 2007 the Argentine Federal Judicial Review Chamber upheld the decision to grant injunctive relief. The appeal to the Supreme Court was dismissed in a ruling handed down on March 15, 2011; hence, the injunctive relief remains in effect. The principal proceeding which should resolve the merits of the case is still in progress, although the operations of the radio stations involved have thus far not been affected.

(28)	ONGOING LITIGATIONS AND CLAIMS

In 2003 and 2004, the cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Spanish Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels provided by Prisa Televisión S.A.U. (Sogecable at the time) to its subscribers. The CMT ruled partially in favor of these claims in 2004 and 2005. Prisa Televisión filed an appeal at the Madrid Provincial Appellate Court against these decisions, which were rejected. Subsequent to the offer submitted by Prisa Televisión, in January 2008 the Madrid Court of First Instance no. 43 closed the proceeding brought by Auna with respect to the enforcement of the award handed down by the CMT.

Cableuropa, S.A.U. (Ono) also filed a claim for damage and loss against Prisa Televisión, S.A.U. at the Colmenar Viejo Court of First Instance nº. 3. In its judgment of December 1, 2009, the Court ordered Prisa Televisión to pay approximately EUR 44 million plus the legal interest from when the claim was filed. An appeal against this judgment was filed at the Madrid Provincial Appellate Court. On May 18, 2012, Prisa Televisión and Ono reached an out-of-court settlement, whereby Prisa Televisión withdrew its appeal and Ono repaid half of the amount that, according to the rulings, Prisa Televisión had paid, thereby ending the lawsuits between these two companies on this matter.

The proceedings initiated at the behest of the other operators requesting the execution of the aforementioned awards are still in progress at the respective courts.

Ono filed a claim against AVS and Prisa Televisión relating to the “guaranteed minimum” of the pay-per-view soccer broadcasting agreements entered into by the members of AUNA and AVS. Even though prior claims by cable operators relating to the “guaranteed minimums” have always proved fruitless, in its decision of March 4, 2010, Mercantile Court nº. 7 of Madrid which was hearing the case upheld the claim of Ono, and obliged AVS and Prisa Televisión to jointly and severally pay approximately EUR 30 million, plus an amount not yet determined for the 2007/2008 and 2008/2009 seasons (approximately EUR 29 million including interest). Regardless of the appeal that AVS and Prisa Televisión filed against this judgment, AVS and Prisa Televisión reached an agreement with Ono to avoid the negative effects of a potential provisional execution of this resolution and settled on a payment calendar which began in March 2011.  The total amount, with interest, paid by Prisa Televisión was EUR 59,737,192. As with the suit over the theme channels, on May 18, 2012, AVS, Prisa Televisión S.A.U. and Ono reached an out-of-court settlement whereby Prisa Televisión, S.A.U., AVS and Ono withdrew their respective appeals and Ono repaid half of the amount that, according to the rulings, AVS had paid, thereby ending the lawsuits between these companies on this matter.

Past lawsuits between Prisa Televisión and subsidiaries with different joint intellectual property rights management companies, AGEDI, AIE, SGAE and AISGE, have also been settled out of court and are all closed.

In 2006, Warner Sogefils, AIE, an economic interest grouping owned on an equal-footing basis by Prisa Televisión and Warner Bros. Entertainment España, S.L., filed an appeal for judicial review against the penalty imposed by the Spanish Antitrust Agency for the AIE’s purported unfair trade practices, which currently is unresolved. This appeal was conducted by the Competition Court against the distributors of the Majors. Regardless of the appropriate procedural subrogation, the AIE was liquidated in 2006.

On July 24, 2006, Audiovisual Sport, S.L. (AVS), Prisa Televisión, S.A.U., TVC Multimedia, S.L. and Mediaproducción, S.L. (Mediapro) entered into an agreement to exploit the rights of the Spanish Soccer League for the 2006/07 and subsequent seasons. The main purpose of the agreement was to maintain the model of exploiting televised soccer that has prevailed in Spain since 1997. After filed a complaint against Mediapro on July 3, 2007, and supplementary pleadings on July 31, August 27, and September 12, 2007, the latter accompanied by a request for injunctive relief which was fully upheld by the Madrid Court of First Instance no. 36 in an Order dated October 8, 2007. In compliance with this order, Audiovisual Sport, S.L. deposited EUR 50,000 thousand, secured by Prisa Televisión, to guarantee the fulfillment of the contractual obligations. The Order dated October 8, 2007 was revoked by the Madrid Provincial Appellate Court in July 2008. AVS presented a new application for injunctive relief at the Madrid Court of First Instance nº. 36 for the 2008-2009 seasons which was dismissed by Order of September 12, 2008.

The Court’s decision of March 15, 2010, upheld the claim filed by AVS in its entirety, dismissing the counterclaim filed by Mediapro against AVS, Prisa Televisión and Televisión de Cataluña. The Court also ordered Mediapro to pay more than EUR 95 million for the amounts that should have been paid to AVS under the agreement of July 24, 2006, as well as for the damage and loss arising from the aforementioned breaches. The Court also ordered Mediapro to provide AVS with the agreements entered into by Mediapro and the football clubs and to notify them of the assignment of the agreements to AVS.

The sentence was appealed by Mediapro, and AVS requested its provisional execution on June 9, 2010. The court handed down its ruling on June 21, 2010 on the request, which was suspended as a result of Mediapro's subsequent application and filing for bankruptcy proceedings, which are still underway before Barcelona Mercantile Court number 7 (Bankruptcy case no. 490/2010).

In a ruling of November 14, 2012, the Madrid Provincial Court upheld for the most part the ruling of March 15, 2010, accepting Mediapro’s appeal only with respect to the duration of the agreement of July 24, 2006, ruling it closed at the end of the 2008/2009 season. AVS and Prisa Televisión, S.A.U. have filed appeals for judicial review against this ruling.

AVS also filed a new claim against Mediapro before Barcelona Mercantile Court number 7 demanding EUR 97 million in damages not covered by the sentence handed down on March 15, 2010. This proceeding was suspended after the judge declared the existence of a preliminary judgment via ruling of September 22, 2010, which was appealed by AVS.

On July 15, 2011, Mercantile Court nº. 7 of Barcelona handed down a ruling indicating that, given that more votes were cast in favor than against the proposed settlement submitted by Mediapro (consisting of a delay of 35 months in its payment obligations, without acquittance), the court would approve it if no statement of opposition was filed in ten days.

AVS filed an incidental claim challenging the court approval of the settlement, which was granted leave to proceed on September 19, 2011. The statement of opposition was submitted along with an expert report issued by KPMG. Based on the events occurred since date of the issue of the report by the bankruptcy trustees, the expert report questioned the viability of the proposed settlement with creditors. Mediapro contested the statement of opposition on October 7, 2011.

The hearing on the statement of opposition that had been filed was scheduled for October 28, 2011. It was postponed and then rescheduled for December 21.

On December 23, 2011, Mercantile Court nº 7 of Barcelona handed down a ruling dismissing the opposition filed by AVS and approving the proposed settlement with creditors, thereby bringing the effects of the bankruptcy proceedings to an end. The bankruptcy trustees and Mediapro, in a statement issued on June 29, 2012, notified Mercantile Court nº 7 that, under the terms of the agreement, the waiting period would be calculated from April 23, 2012.

AVS filed an appeal against the ruling of Mercantile Court No. 7 of Barcelona and all judgments issued throughout the proceedings that could be appealed under the Bankruptcy Law rejecting the actions undertaken by AVS designed to achieve an appropriate inclusion of the assets and liabilities in bankruptcy.

On October 24, 2012, the Provincial Court of Barcelona rejected the appeal against the ruling accepting the settlement and in which AVS requested the termination of the bankruptcy trustees be suspended.

The rest of the appeals are still awaiting decisions by the Provincial Court of Barcelona.

This primary proceeding against Mediapro was not affected by the agreement dated August 16, 2012 between DTS And Mediapro for the exploitation of audiovisual rights for soccer during the 2012/2013, 2013/2014 and 2014/2015 seasons.

On November 7, 2011, DTS was notified of a claim filed by the bankruptcy trustees of Real Betis Balompié being heard by Mercantile Court nº 1 in Seville (bankruptcy incident 1037/2011). This litigation stemmed from a dispute between DTS and the aforementioned Club on the nature of an advance payment of EUR 10 million that DTS made to the Club pursuant to a contract dated October 11, 2007, regarding the assignment of audiovisual rights for several seasons. The Club considered that the payment was a signing bonus and DTS considered that it was an advance payment. DTS responded to the claim on November 22, 2011 and the hearing was held on January 20, 2012.  In a ruling dated April 2, 2012, the courts accepted the request from the bankruptcy trustees, prohibiting DTS from discounting the advance payment of EUR 10 million made by DTS from the payments to the Club. However, on May 24, 2012, DTS, the Club and the bankruptcy trustees reached an out-of-court settlement putting an end to this litigation. Under this agreement, DTS may allocate EUR 2.5 million to the price for the 2011/2012 season of the EUR 10 million under dispute. The remaining EUR 7.5 million will be applied proportionately to the 2012/2013, 2013/2014 and 2014/2015 seasons over which the Club and DTS have entered into a new agreement. In addition, in a ruling dated June 27, 2012, the Courts certified the agreement reached between the parties.

Elsewhere, European Home Shoping, S.L. (“EHS”) has filed a suit against DTS claiming EUR 1.2 million in indemnity for discrimination by EHS against Canal Club regarding the economic terms of access to the Digital+ platform (now Canal+) agreed upon with EHS on July 21, 2005. This suit stems from the counterclaim lodged by EHS against Sogecable Media (now absorbed in Mediaset España) and DTS related to Sogecable Media’s prior suit against EHS claiming an amount for failure to pay advertising contracted by EHS for its broadcast on TDT channel 40 Latino. EHS responded to DTS’s counterclaim and the preliminary hearing was set for December 16, 2013.

On April 8, 2008, the Investigation Unit (“IU”) of the Spanish Competition Authority (CNC) resolved to initiate disciplinary proceedings, ex oficio, against different companies (including Prisa Televisión, S.A.U. and AVS) and 39 soccer clubs due to restrictive competitive practices which would affect the market for the acquisition of audiovisual rights relating to Spanish soccer events held on a regular basis and the market for the audiovisual exploitation of such rights. On April 14, 2010, the CNC handed down its ruling, by virtue of which it fined Prisa Televisión and Mediapro EUR 150 thousand, and AVS EUR 100 thousand. The CNC based the fines on the finding that the contract between the two parties restricted competition. Prisa Televisión and AVS filed an administrative appeal which has not yet been ruled upon.

On December 12, 2008, the CMT issued a resolution imposing a sanction against Prisa Televisión for alleged repeated breaches of the requirements relating to the information prepared by the aforementioned company in relation to compliance with the terms and conditions of the Spanish Cabinet Resolution dated November 29, 2002, on which the integration of Vía Digital with Prisa Televisión was conditional. The CMT also handed down a decision imposing a similar penalty against AVS. Both Prisa Televisión and AVS filed the corresponding appeals for judicial review against these decisions. In a ruling dated April 26, 2012, the National Appellate Court rejected the appeal for judicial review filed by AVS against the CMT resolution of December 12, 2008. AVS has filed an administrative appeal against this ruling. The appeal submitted by Prisa Televisión is pending resolution.

In addition, on December 7, 2012, the IU of the CNC resolved to initiate disciplinary proceedings for conduct prohibited under articles 1 and 2 of the anti-trust law (LDC) and articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Telefónica, S.A. and Mediapro regarding the marketing of Canal+ Liga and Canal+ Liga de Campeones under case number S/0436/12. The proceedings are in the initial stages and there is no specification of facts document as yet. DTS has requested that certain documentation provided in the stage of undisclosed information prior to the proceedings remain confidential and has inspected the file before presenting any statement of allegations. The initiation of these proceedings does not prejudice the outcome of this investigation. The CNC will have up to 18 months to examine the file and issue a resolution.

On November 24, 2011, CNC issued a resolution penalizing Prisa and some of its subsidiaries (Ediciones El País, GMI, Progresa and Prisa Brand Solutions) for an alleged offence regarding competition, for a project of joint commercialization of advertising space in written press and in a Sunday supplement edited with another editor group. Both Prisa and the editor group have filed administrative appeals, which have not yet been ruled upon.

The Group’s directors and the internal and external legal advisers do not expect any material liabilities not already recognized to arise for the Group as a result of the outcome of these lawsuits.

(29)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012 PERCENTAGE OF OWNERSHIP	December 2012 TAX GROUP (*)
EDUCATION					
Full consolidation					
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Ediciones Generales, S.L.	95,81%	
			Ítaca, S.L.	4,19%	
			Ediciones Santillana, S.A. (Argentina)	1 acción	
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Ediciones Generales, S.L.	99,97%	
			Ítaca, S.L.	0,03%	
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	95,93%	
Santillana Infantil y Juvenil, S.L. *(Fomrly; Canal de Editoriales, S.A.)*	Av. De los artesanos, 6 Tres Cantos. Madrid.	Publishing	Santillana Educación, S.L.	100,00%	2/91
			Edicions Obradoiro, S.L.	1 acción	
Distribuidora y Editora Aguilar A.T.A, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Ediciones Generales, S.L.	94,97%	
			Ítaca, S.L.	5,01%	
			Edicions Voramar, S.A.	0,01%	
			Edicions Obradoiro, S.L.	0,01%	
			Ediciones Grazalema, S.L.	0,01%	
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94,90%	
			Ítaca, S.L.	4,80%	
			Edicions Voramar, S.A.	0,10%	
			Edicions Obradoiro, S.L.	0,10%	
			Ediciones Grazalema, S.L.	0,10%	
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Sevilla	Publishing	Santillana Educación, S.L.	99,98%	2/91
			Ítaca, S.L.	0,02%	
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100,00%	
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Educación, S.L.	95,00%	
			Ítaca, S.L.	5,00%	
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132 Montevideo Uruguay	Publishing	Santillana Educación, S.L.	100,00%	
Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2º B. 15705. Santiago de Compostela	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Editora Altea, Ltda. *(Fomerly, Uno Educação, Ltda.)*	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 acción	
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Município do Rio de Janeiro. Brasil	Publishing	Editora Objetiva, Ltda.	99,96%	
			Editora Moderna Ltda.	3 acciones	
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 acción	
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Município do Rio de Janeiro. Brasil	Publishing	Santillana Ediciones Generales, S.L.	76,00%	
Editorial Nuevo México, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100,00%	
			Editorial Santillana, S.A. de C.V. (México)	0,00%	
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94,90%	
			Ítaca, S.L.	5,10%	
			Edicions Voramar, S.A.	0,00%	
			Edicions Obradoiro, S.L.	0,00%	
			Ediciones Grazalema, S.L.	0,00%	
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14 . Guatemala - Guatemala	Publishing	Santillana Educación, S.L.	99,99%	
			Ítaca, S.L.	0,01%	
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan. Boulevard Juan Pablo II. Tegucigalpa. Honduras	Publishing	Santillana Educación, S.L.	99,00%	
			Ítaca, S.L.	1,00%	
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. República Dominicana	Publishing	Santillana Educación, S.L.	99,95%	
			Otras Sociedades Grupo Santillana de Ediciones, S.L.	0,05%	
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia 1º. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100,00%	
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Santillana Educación, S.L.	99,95%	
			Ítaca, S.L.	0,05%	
Editorial Santillana, S.A. de C.V. (México)	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100,00%	
			Editorial Nuevo México, S.A. de C.V.	1 acción	
Grup Promotor D'Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012 PERCENTAGE OF OWNERSHIP	December 2012 TAX GROUP (*)
Grupo Santillana de Ediciones, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Promotora de Informaciones, S.A.	75,00%	2/91
Instituto Universitario de Posgrado, S.A.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Santillana Formación, S.L.	61,42%	
Inevery DPS, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content.	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	0,00%	
Ítaca, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99,99%	2/91
			Santillana Educación, S.L.	0,02%	
Lanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Creation, development and management of companies	Santillana Educación, S.L.	100,00%	
			Editorial Santillana, S.A. de C.V. (México)	0,00%	
Richmond Educação, Ltda.	Rua Padre Adelino, 758. Sala 3- Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 share	
Richmond Publishing, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	99,98%	
			Editorial Santillana, S.A. de C.V. (México)	0,02%	
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 share	
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Santillana Educación, S.L.	99,99%	
			Ítaca, S.L.	0,01%	
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Santillana Educación, S.L.	99,89%	
			Ediciones Santillana, S.A. (Argentina)	0,11%	
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Perú	Publishing	Santillana Educación, S.L.	95,00%	
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	Santillana Educación, S.L.	99,00%	2/91
			Ítaca, S.L.	1,00%	
Santillana de Ediciones, S.A.	Calle 13, Nº 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	Santillana Educación, S.L.	99,70%	
			Ed. Grazalema, S.L.	0,15%	
			Ítaca, S.L.	0,15%	
Santillana del Pacífico, S.A. de Ediciones.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Santillana Ediciones Generales, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	1 share	
Santillana Ediciones Generales, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Santillana Ediciones Generales, S.L.	99,92%	
			Lanza, S.A. de C.V.	0,08%	
Santillana Editores, S.A. (*Fomerly, Constancia Editores, S.A.*)	Estrada da Outurela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	Santillana Educación, S.L.	100,00%	
Santillana Educación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	1 share	
Santillana Formación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	0,00%	
Santillana Sistemas Educativos, Ltda. (Colombia) (*Fomerly, Santillana Formación, S.L. (Colombia)*)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá	Consultancy services for the obtainment of quality certification by schools	Santillana Sistemas Educativos, S.L.	94,45%	
			Distribuidora y Editora Richmond S.A.	5,55%	
Santillana Sistemas Educativos, S.L. (*Fomerly, N. Editorial, S.L.*)	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. EE.UU.	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino n.º 758, Térreo - Fundos, Sala 1- Quarta Parada, CEP 03303-904. Sao Paulo. Brasil	Publishing	Santillana Sistemas Educativos, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Publishing	Santillana Sistemas Educativos, S.L.	99,95%	
			Lanza, S.A. de C.V.	0,05%	
			Nuevo México, S.A. de C.V.	1 share	
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Santillana Educación, S.L.	99,90%	2/91
			Ítaca, S.L.	0,10%	
Proportionate consolidation					
Historia para Todos, S.A. de C.V.	Avenida Rio Mixcoac 274 Col Acacias. México DF. México	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	Santillana Ediciones Generales, S.A. de C.V.	50,00%	
Equity method					
Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5. 08006. Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26,66%	
DLD Editora e Distribuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Rio de Janeiro. 22270-000. Brasil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	20,01%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
DISTRIBUTION					
Full consolidation					
Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65,00%	
Cronodís Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta / R2. 19171. Cabanillas del Campo. Guadalajara	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	95,00%	445/11
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65,00%	
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9. 45007. Toledo	Distribution and sale of publishing products	Grupo Cronos Distribución Integral, S.L.	79,50%	445/11
Grupo Cronos Distribución Integral, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution and sale of publishing products	Redprensa, S.L.U.	50,00%	
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	Prisa Noticias, S.L.	100,00%	2/91
Equity method					
Beralán, S.L.	Igarategi Industrialdea. Nº 58. 20130-Urnieta. Guipúzcoa	Distribution of publishing products	Redprensa, S.L.U.	22,25%	
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana - Carreño. 33438. Asturias	Distribution of publishing products	Redprensa, S.L.U.	27,88%	
Comercial de Prensa Siglo XXI, S.A.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065-Getafe. Madrid	Distribution and sale of publishing products	Dima Distribución Integral, S.L.	100,00%	198/11
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	Redprensa, S.L.U.	33,66%	
Distribución de Prensa por Rutas, S.L.	Avenida de la Industria, 22. Nave A. Coslada. Madrid	Distribution of publications	Dima Distribución Integral, S.L.	100,00%	198/11
Distribuciones Papiro, S.L.	Polígono Industrial el Montalbo, C/Pasteur 6, parcela 15, Nave 1,2,3 y 4. 37008. Salamanca	Distribution of publishing products	Redprensa, S.L.U.	26,35%	
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	Distrimedios, S.L.	70,00%	
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 7. Polígono Industrial La Juaida. 04240, Viator. Almería	Distribution of publishing products	Distrimedios, S.L.	70,00%	
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 16,18,19. 15189-Culleredo. A Coruña	Distribution of publishing products	Redprensa, S.L.U.	29,00%	
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial El Nevero, C/Nevero quince, nº 30-32. 06006. Badajoz	Distribution of publishing products	Distrimedios, S.L.	70,00%	
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	Distribuidora de Publicaciones Boreal, S.L.	100,00%	
Distrimedios, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publishing products	Redprensa, S.L.U.	29,00%	
Gelesa Gestión Logística, S.L.	Almanaque Nº 5. Polígono Fin de Semana. 28022. Madrid.	Distribution of publications	Dima Distribución Integral, S.L.	100,00%	198/11
Grupo Distribución Editorial Revistas, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407-Jeréz de la Frontera. Cádiz	Distribution of publications	Distrimedios, S.L.	20,93%	
			Marina BCN Distribucions, S.L.	12,79%	
			Beralán, S.L.	12,21%	
			Val Disme, S.L.	12,21%	
			Distribuidora de Publicaciones Boreal, S.L.	10,47%	
			Distribuciones Papiro, S.L.	6,98%	
			Cirpress, S.L.	5,81%	
			Grupo Cronos Distribución Integral, S.L.	5,81%	
Logística Ciudad Real, S.L.	Polígono Industrial La Estrella, Calle Herreros Nº 10 de Miguelturra. 13170. Ciudad Real	Storage and distribution of publishing products	Distrimedios, S.L.	70,00%	
Marina BCN Distribucions, S.L.	Calle E. Nº 1 con Esquina Calle 6 (Sector E), Zona Franca. 08040. Barcelona	Distribution of publishing products	Redprensa, S.L.U.	30,00%	
Nuevo Distrigades, S.L.	Calle Francia, s/n. Polígono Industrial El Trocadero. Puerto Real. Cádiz	Distribution of publications	Distrimedios, S.L.	70,00%	
Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108. Alcobendas. Madrid	Distribution of publications	Beralán, S.L.	8,14%	
			Cirpress, S.L.	8,14%	
			Distribución de Prensa por Rutas, S.A.	2,36%	
			Distribuciones Papiro, S.L.	8,14%	
			Distribuidora de Publicaciones Boreal, S.L.	8,14%	
			Distrimedios, S.L.	8,14%	
			Grupo Cronos Distribución Integral, S.L.	8,14%	
			Marina BCN Distribucions, S.L.	8,14%	
			Val Disme, S.L.	8,14%	
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	Redprensa, S.L.U.	23,75%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group Cronos Distribución Integral, S.L.: 445/11
(*) Consolidated tax group Dima Distribución Integral, S.L.: 198/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
PRISA RADIO					
RADIO IN SPAIN					
Full consolidation					
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64,64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34,78%	
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99,56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93,34%	194/09
			Radio Murcia, S.A.	3,33%	
			Radio Club Canarias, S.A.	3,33%	
Cantabria de Medios, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100,00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97,03%	194/09
Comunicacions Pla, S.L.	Avenida Negrals, 41. Mollerusa. Lleida.	Operation of radio broadcasting stations	Radio Lleida, S.L.	100,00%	
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100,00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50,00%	
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100,00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Prisa Radio, S.L.	100,00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Prisa Radio, S.L.	100,00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93,42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40,00%	
			Prisa Radio, S.L.	50,00%	
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49,01%	194/09
			Unión Radio Servicios Corporativos, S.A.	34,30%	
			Sociedad Española de Radiodifusión, S.L.	16,68%	
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46,25%	
Prisa Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73,49%	
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95,57%	194/09
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100,00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95,00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99,32%	194/09
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	44,33%	
			Radio España de Barcelona, S.A.	22,17%	
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83,33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66,00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24,00%	
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99,99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74,60%	
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100,00%	
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50,00%	
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100,00%	
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	72,59%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4,14%	
			Radio España de Barcelona, S.A.	1,58%	
			Propulsora Montañesa, S. A.	0,95%	
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75,10%	
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Sociedad Española de Radiodifusión, S.L.	60,00%	194/09
			Antena 3 de Radio, S.A.	40,00%	
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Prisa Radio, S.L.	99,97%	194/09
			Nova Ediciones Musicales, S.A.	0,03%	
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100,00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50,00%	
Equity method					
Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35,99%	
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33,00%	

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
INTERNATIONAL RADIO					
Full consolidation					
Abril, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100,00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,00%	
Aurora, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamerican Radio Holding Chile, S.A.	99,98%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,02%	
Blaya y Vega, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Radiodifusion Iberoamerican Chile S.A.	100,00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,00%	
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77,05%	
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Operation of radio broadcasting stations	GLR Broadcasting LLC	100,00%	
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77,04%	
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48,15%	
			Caracol Estéreo, S.A.	46,79%	
			Promotora de Publicidad Radial, S.A.	5,06%	
			Compañía de Comunicaciones C.C.C. Ltda.	0,00%	
			Radio Mercadeo, Ltda.	0,00%	
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Prodution and sale of CD's, advertising, promotions and events	GLR Chile Ltda .	99,84%	
			Sociedad Española de Radiodifusión, S.L.	0,16%	
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	43,45%	
			Promotora de Publicidad Radial, S.A.	19,27%	
			Sociedad Española de Radiodifusión, S.L.	16,72%	
			Caracol Estéreo, S.A.	11,13%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	4,42%	
Compañía de Radios, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	Iberoamerican Radio Holding Chile, S.A.	99,92%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,08%	
Comunicaciones del Pacifico, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Comercializadora Iberoamericana Radio Chile, S.A.	66,67%	
			Iberoamericana Radio Chile, S.A.	33,33%	
Comunicaciones Santiago, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Sociedad Radiodifusora del Norte, Ltda.	75,00%	
			Iberoamericana Radio Chile, S.A.	25,00%	
Consorcio Radial de Panamá, S.A	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialisation of services and products	Sociedad Española de Radiodifusión, S.L.	100,00%	
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	GLR Services Inc.	98,40%	
			Ediciones Santillana, S.A. (Argentina)	1,60%	
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76,80%	
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75,72%	
Fast Net Comunicaciones, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Comunicaciones Santiago, S.A.	99,00%	
			Iberoamericana Radio Chile, S.A.	1,00%	
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Operation of radio broadcasting stations	GLR Services Inc.	100,00%	
GLR Chile, Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100,00%	
			Caracol, S.A.	0,00%	
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99,00%	
			Prisa División Internacional, S.L.	1,00%	
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d´Italie. Paris. Francia	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40,00%	
			Prisa División Internacional, S.L.	20,00%	
GLR Networks, LLC	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	GLR Services Inc.	100,00%	
GLR Services Inc.	Baypoint Office Tower, 4770 BiScayne Blvd. Suite 700 Miami. FL 33137. EE.UU.	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100,00%	
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. EE.UU.	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100,00%	
Iberoamericana Radio Chile, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Grupo Latino de Radiodifusion Chile Ltda .	100,00%	
			Sociedad Española de Radiodifusión, S.L.	0,00%	
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100,00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,00%	
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75,64%	
			Caracol, S.A.	0,01%	
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70,00%	
			Corporación Argentina de Radiodifusión, S.A.	30,00%	
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77,04%	
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99,00%	
			Iberoamericana Radio Chile, S.A.	1,00%	
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Holding	Iberoamericana Radio Chile S.A.	100,00%	
			Sociedad Española de Radiodifusión, S.L.	0,00%	
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70,00%	
			Corporación Argentina de Radiodifusión, S.A.	30,00%

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012 PERCENTAGE OF OWNERSHIP	December 2012 TAX GROUP (*)
Radio Mercadeo, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	48,40%	
			Caracol, S.A.	29,85%	
			Caracol Estéreo, S.A.	0,35%	
			Emisora Mil Veinte, S.A.	0,35%	
			Promotora de Publicidad Radial, S.A.	0,35%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	0,01%	
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80,00%	
			Iberoamericana Radio Chile S.A	20,00%	
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	Iberoamericana Radio Chile, S.A.	99,90%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,10%	
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Real estate development services	Sociedad Española de Radiodifusión, S.L.	99,99%	
			Prisa División Internacional, S.L.	1 acción	
Proportionate consolidation					
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,99%	
			Radio Comerciales, S.A. de C.V.	0,01%	
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50,00%	
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,97%	
			Cadena Radiodifusora Mexicana, S.A. de C.V.	0,03%	
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,99%	
			Radio Comerciales, S.A. de C.V.	0,01%	
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	100,00%	
			Radio Comerciales, S.A. de C.V.	0,00%	
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Xezz, S.A. de C.V.	100,00%	
			Radio Comerciales, S.A. de C.V.	0,00%	
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. México D.F. México	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50,00%	
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Equity method					
El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Development of the Latin radio market in the US	GLR Services INC.	25,00%	
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34,95%	
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Radio broadcasting	El Dorado Broadcasting Corporation	100,00%	
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48,98%	
MÚSICA					
Full consolidation					
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
			Nova Ediciones Musicales, S.A.	1 acción	
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100,00%	
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	70,00%	
Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
			Promotora de Informaciones, S.A.	1 acción	
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70,00%	
			Nova Ediciones Musicales, S.A.	0,01%	
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70,00%	
RLM Colombia, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia.	Production and organisation of shows and events	RLM, S.A.	100,00%	
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
Proportionate consolidation					
My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	50,00%	

(*) Consolidated tax group Prisa Radio, S.L. (Sociedad de Servicios Radiofónicos Unión Radio, S.L.): 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012 PERCENTAGE OF OWNERSHIP	December 2012 TAX GROUP (*)
AUDIOVISUAL					
PRISA TELEVISION					
Full consolidation					
Audiovisual Sport, S.L.	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80,00%	2/91
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99,61%	136/11
			Compañía Independiente de Televisión, S.L.	0,39%	
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and exploitation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99,95%	136/11
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90,00%	136/11
			DTS, Distribuidora de Televisión Digital, S.A.	10,00%	
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Prisa Televisión, S.A.U.	56,00%	
Prisa Televisión, S.A.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	100,00%	2/91
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital TV services	DTS, Distribuidora de Televisión Digital, S.A.	100,00%	136/11
Equity method					
Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco, S.A.U.	Ribera de Elorrieta. Pab. 7-9. Vizcaya	News agency and producer of broadcast news	Mediaset España Comunicación, S.A.	100,00%	
Atlas Media, S.A.U.	Sant Just Desvern. Calle Bullidor, s/n.		Mediaset España Comunicación, S.A.	100,00%	
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights; exploitation of industrial and intelectual property rights. Management and financial intermediation of audiovisual companies	Mediaset España Comunicación, S.A.	30,00%	
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Prisa Televisión, S.A.U.	25,00%	
Canal Factoría de Ficción, S.A.U.	Carretera de Fuencarral a Alcobendas. Km 12, 450. 28049. Madrid	Exploitation and distribution of audiovisual products	Mediaset España Comunicación, S.A.	100,00%	
Conecta 5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	Mediaset España Comunicación, S.A.	100,00%	
Edam Acquisition Holding I Cooperative, E.A.	Flevolaan 41 a 1411 KC Naarden Ámsterdam	Channelling of the investment in Endemol N.V., a company engaging in the creation, production and exploitation of content for television and other audiovisual platforms	Mediacinco Cartera, S.L.	33,00%	
Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	Prisa Televisión, S.A.U.	17,34%	
Grupo Editorial Tele 5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights: production and distribution of publications	Mediaset España Comunicación, S.A.	100,00%	
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30,00%	
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Intermediation and financial management	Mediaset España Comunicación, S.A.	75,00%	
Mi Cartera Media, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Multimedia exploitation of economic and financial formats and content	Mediaset España Comunicación, S.A.	100,00%	
Pegaso Televisión Inc. (EE.UU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EE.UU.	Television stations and production of television content	Mediaset España Comunicación, S.A.	44,00%	
Premiere Megaplex, S.A.	Calle Enrique Jardiel Poncela. 4 . 28016. Madrid	Operation of cinemas (film and video distribution)	Mediaset España Comunicación, S.A.	50,00%	
Producciones Mandarina, S.L.	Calle María Tobau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content	Mediaset España Comunicación, S.A.	30,00%	
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Prisa Televisión, S.A.U.	53,00%	
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1,00%	
			Grupo Latino de Publicidad Colombia, Ltda.	1,00%	
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	Mediaset España Comunicación, S.A.	100,00%	
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Implementation and execution of advertising projects	Publiespaña, S.A.U.	100,00%	
Sogecable Editorial, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	Mediaset España Comunicación, S.A.	100,00%	
Sogecable Media, S.L.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	Mediaset España Comunicación, S.A.	100,00%	
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Mediaset España Comunicación, S.A.	100,00%	
V-Me Media Inc.	450 West 33rd Street, 11th Floor. New York, NY 10001 . EE.UU.	Television broadcasting services	Promotora de Informaciones, S.A.	7,59%	
			Prisa Televisión, S.A.U.	40,69%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

(*) Consolidated tax group DTS Distribuidora de Televisión Digital , S.A.: 136/11

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

CONSOLIDATED DIRECTOR'S REPORT FOR 2012

1.	BUSINESS PERFORMANCE

The most significant events in the period from January to December 2012 were as follows:

•
Total revenue reached EUR 2,664.7 million (-2.2%) and Ebitda was EUR 427.0 million (-2.3%). The Group showed a net loss of EUR 255.0 million after having provisioned EUR 305.3 million for goodwill impairments and intangible assets.

•
The advertising market in Spain and Portugal (in Radio, TV and written press) continued showing significant falls during 2012, in a negative economic environment in which consumption decreases continued accelerating. Advertising revenue in Iberia fell by 17.1% year on year and accounted for 15.5% of total Group revenues. Advertising revenues of the Group fell by 10.8%. Increases in Latin America offset falls in Spain and Portugal. Total Group advertising revenue reached EUR 553.4 million, which accounted for 20.8% of total Group revenues (compared to the 22.8% of 2011).

•
Total Latam revenues grew by 7.7% representing 26.7% of the Group’s revenues (24.3% in 2011). Ebitda from this region grew by 13.3% reaching 45.0% of total Group Ebitda (38.6% in 2011). It is worth highlighting the growth in Latin American advertising of +14.9% (25.4% of all advertising revenues).

•
The company continued with a strong cost control effort in all cost lines and business units. In 2012, total expenses (excluding amortizations and provisions) were reduced by 2.2%. Costs of staff in Spain and Portugal fell a 15.1%.

•
Pay TV showed a strong growth in revenues and Ebitda, mainly due to changes in the accounting of the new football model: revenues reached EUR 1,079.9 million and Ebitda EUR 181.1 million, with implied a growth of 6.8% and 15.1% respectively.

During 2012, Key performance indicators for the Audiovisual division were impacted by a series of elements such as the change in the commercialisation model of football content (which allowed Canal+ to offer the best football content in its history), the VAT increase for Pay TV from an 8% to a 21% and the weakness of the economic environment. The increase in costs associated with the new football agreement will have to be compensated throughout time with the revenues from the C+ multi-distribution to third parties and a necessary increase in the number of subscribers.

Net adds in satellite subscribers fell by 36,374, while net adds in subscribers from other operators of Canal+1 (including OTT) grew by 38,888. Canal+ increased its market share by more than 2 percentage points, reaching 42%, according to internal estimates. Satellite ARPU stood at 44.2 Euros on average in the quarter (41.5 in 4Q 2011) and churn stood at 15.4% iPlus subscribers reached 34.2% or 587,331.

Regarding Media Capital, revenue (EUR 184.3 million) fell by 17.8% while Ebitda (EUR 41.8 million) grew by 7.4%, which shows the strong effort in cost control and diversification in added value revenues that was undertaken.

•
Education showed a strong growth in Latin America. Revenues (EUR 733.7 million) grew by 1.8% with Latin America up by +5.4%. IT stands out Mexico (+17.6%), Ecuador (+23.3%), Puerto Rico (+35.4%), Dominican Republic (+43.3%) and USA (+41%), as well as Argentina (+20.6%), Central America (+27.3%), (Colombia (+3.4%), Peru (+129.4%), Bolivia (+16.1%), Uruguay (+22.2%) or Chile (+16.5%), and the lower contribution of Brazil on the back of its cycle (-17.0%). Spain saw a revenue fall of 8.9% mainly due to General Editions and to a lesser extent due to a lower educational campaign. Ebitda reached EUR 184.2 million (+8.2%). This figure included a negative contribution of EUR 11.8 million as a consequence of the launching of new educational systems products at the operating profit level.

•
Radio showed a strong growth in Latin America and weakness in Spain. Revenues (EUR 342.4 million) fell by 9.1% versus the last period given mainly the lower advertising in Spain (-17.1%), partly offset by a significant improvement in Latam, where advertising revenues increased by +15.2% with a strong performance in Colombia (+19.6%), Chile (+11.7%) and Mexico (+12.3%).

•
Press showed the delicate economic situation and of the consumption in Spain. Press revenues stood at EUR 314.6 million, 19.3% lower than in 2011. This is explained by the weakness in advertising (-20.6%), the lower circulation numbers (down by -12.7%), as well as the positive impact that promotions and fiscal deductions had in 2011. Ebitda was negative in EUR 13.8 million, mainly due to the restructuring process undertaken in the business.

•
Solid growth of the Digital area. Digital advertising showed a growth of 15.1% in 2012. The digital area received a monthly average number of daily browsers of 72 million (December 2012), which represents a growth of 9.4% versus 2011. This is thanks to the strong growth in Prisa Television, El Pais.com and CincoDías.com, as well as International Radio.

•
During 2012 several recapitalization deals were approved in the Annual Sharesholders’ Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company’s creditor financial entities in exchange of existing debt with the company, and by a strategic partner that subscribed the bond in cash. These deals allowed for the reduction of the Group’s leverage and demonstrated the support of the company’s creditor entities, main shareholders and strategic partner. Net debt stood at EUR 3,083.4 million, which implies a reduction of EUR 450.2 million since December 2011. Net financial debt stood at EUR 2,938.93 million.

2.	EVENTS AFTER THE REPORTING PERIOD

By virtue of the agreements entered into in 2011, in February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

3.	PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

-  Strategic and operational risks.
-  Risk of financial position and liquidity management.

Strategic and operational risks

Macroeconomic risks-

Spain and other countries in which the Group operates have experienced slowdowns and volatility in recent years. Main consumption indicators in Spain and Portugal have been significantly deteriorated, and have impacted and could impact in the future in the  spending on the products and services by customers, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to conduct frequent checks and adjustments in its cost base.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other content.

Sector regulation-

The Group operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

The Group is subject to material litigation that are detailed in Note 28 "Ongoing litigations and claims” of the Prisa Consolidated Financial Statements for the year 2012. Additionally, the Group is exposed to liability for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risk-

In order to maintain and increase its businesses and competitiveness, the Group must adapt to technological advances, for which research and development are key factors (see Section 7). Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Risks of financial position and liquidity management

Financing risk-

The financial obligations of the Group are described in note 12 "Financial Liabilties" of the Prisa Consolidated Financial Statements for the year 2012). At 31 December 2012 the Group's bank borrowings amounted to 3,072 million euros.

The Group borrowing levels poses significant risks, including:

•	increasing the vulnerability to general economic downturns and adverse industry conditions;

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;

•	exposing the Group to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and

•	limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

The agreements governing the terms of the indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising and circulation, is having a negative impact on the ability of the Group's cash generation, mainly in Spain. The Group closely monitors collections and payments associated with all its activities, as well as the maturity of the financial and commercial debt. Additionally, the Group analyzes recurrently other financing sources to cover anticipated cash needs in the short, medium and long term.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight Pay Tv and Education. The parent company has access to DTS cash, in which there are 44% minority interests, through dividends. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend.

Interest rates risk exposure-

The terms of the bank debt provide exclusively for variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, the Group arrange interest rate hedges as far as there are lines of credit available, and at the date a part of the outstanding debt is fixed rate hedged.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk and, as far as there are credit lines available, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets.

Fluctuations in the price of paper -

The Group is exposed to the possibility of fluctuations in its results due to changes in the price of paper, an essential raw material for certain of the production processes.

A program for strategically monitoring changes in paper prices has been established, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that the Group expects to consume in the medium term.

Tax assets discussed by tax authorities and significant tax assets-

The Group's tax risks are related to a possible different interpretation of the rules that could make the tax authorities, such as the deduction for export activities, and the generation of positive tax basis to allow the recovery of deferred tax assets. Additionally, as a result of tax reform in Spain in 2012, which has limited the deductibility of financial expenses, so additional tax credits have been generated. (See Note 19 "Tax Matters” of the Prisa Consolidated Financial Statements for the year 2012).

The Group classifies risks to which it is exposed for manage and controlling in the following categories:

a. Strategic risks
b. Risk of business processes
c. Risks relating to financial management
d. Risks related to the reliability of financial reporting

In the Corporate Governance Report (see Section 5) are detailed and specific actions organs that are used to detect measure, monitor and manage these risks.

4.	USE OF FINANCIAL INSTRUMENTS

Note 12 “Financial Debt” of the accompanying notes to the consolidated financial statements of Prisa for 2012 and The Annual Corporate Governance Report (see section 5) provide a description of the use of financial instruments by the Group.

5.	ANNUAL CORPORATE GOVERNANCE REPORT

(See Appendix II)

6.	TREASURY SHARES

At December 31, 2012, Promotora de Informaciones, S.A. held a total of 3,101,235 treasury shares, representing 0.31% of its share capital.

Treasury shares are valued at market price at December 31, 2012 (0.235 euros per share). The average acquisition price stood at 0.762 euros per share.

At December 31, 2012, the Company did not hold any shares on loan.

7.	RESEARCH AND DEVELOPMENT ACTIVITIES

Prisa’s audiovisual business, through Prisa Televisión, S.A.U., is constantly adapting its services and processes to new technologies, in collaboration with its technological suppliers, to be at the forefront in providing services to its subscribers and customers at all times. Accordingly, in 2007, Canal+ began selling state-of-the-art iPLUS digital set-top boxes exclusively for its subscribers, which can store hours of programming, and which offer a superior Canal+ electronic programming guide (EPG service) and DTT access. It has also pioneered high-definition broadcasts with Canal+HD, the first high-definition television channel in Spain which can be viewed using the iPLUS set-top box.  In recent months it has launched new channels. Innovation in this area continued throughout the year with 3D broadcasts of major events, and more recently, the distribution of content for iPads, iPhones, and computers which will be extended to other devices in the future. Subscribers can now use these devices to directly receive the signal of several channels and access a content catalogue.

The Group is also constantly adapting applications and management processes to changes occurring in the Group businesses and technological changes. The Group participates in and is a member of various international and domestic associations and forums which enable it to identify any improvements or opportunities to innovate and develop its services, processes and management systems. The Group has also signed an agreement with CISCO to jointly develop the pay TV platform and its different devices and applications.

The Press division has focused almost all its research and development activity in the digital area and in Elpais.com and As.com, developing and incorporating the appropriate technology so that the consumer was able to have access to the best information and contents through all digital devices (web, mobile and tablets). Consequently, in 2012 a total renewal of the different web sections of El País has been undertaken. The number of downloads of mobile applications of elpais.com in 2012 was over two millions and 927,000 in as.com. Regarding connected TV it stand out the applications for Smart TV of AS and EL PAÍS and as of February 2013 reached 600 thousand of downloads in the models of LG and Samsumg. Prisa also participates in the European Project Smart City to créate real onine news channels. The platform EL PAÍS Eskup is used in Santander city, integrated with cameras and microphones.

Turning to the radio business, work continued in 2012 on developing apps for all smartphones and tablets on the market (IOS for iPhone and iPad, Android, BlackBerry and Windows 8).  There are currently over 36 apps for Spain and Latin America, some of which can be used in various countries such as W Radio or Los 40 and which offer users the chance to listen to both talk stations such as Cadena SER, Caracol and ADN and music stations.

During the year there were over 5.8 million downloads and users listened to over 50 million hours.

The RadioAdventure project which began in 2011 with the program “La Mar de Noches” as a pioneering radio project for WebTV continued in 2012, offering programs such as “Yu, No te lo pierdas” for Los 40, “Eurocopa 2012” for Cadena SER and “El Mañanero” for W Radio México.  “La Mar de Noches”, which is broadcast on Thursdays, also continues to enjoy high audiences.

Following the acquisition of the music streaming platform Yes FM, the Group now offers new music content including streaming from car radios.  This is still an RDI product for manufacturers and operators in the Spanish market although it has previously been trialed in the US. Prisa Radio aims to be there as a content generator.

Various tests have also been carried out on mobile units using IP technology which will be rolled out in the future. Users with tablets with GPRS, 3G and Wifi connection and apps to edit audio and video are now themselves becoming journalists as they are able to produce multimedia content.

In education, the Group has also continued working on incorporating new technologies into content development. The most significant initiatives were:

•
The creation of a teachers’ social networking site, IneveryCREA. This site, which is aimed at the entire Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences.  It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of opensource content.

•
The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market).  Both products join Santillana’s digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana’s new line of strategic growth, Sistema UNO Internacional and Santillana Compartir.

•
In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, the Group has moved to the forefront of this type of developments with its digital book becoming a standard bearer in the market.  Also, part of the Sistema UNO platform’s catalogue has been designed using iBooks author by Apple.

•
The General Editions Digital Catalogue has been further expanded, in terms of both traditional mainstays as well as new books, for distribution through the Libranda digital distribution platform. Distribution agreements were also reached with major digital distributors. The digitization of Ediciones Generales’ content includes catalogs in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

•
In 2012 the Group launched Edusfera, its digital education store, where users can directly access digital products by Santillana and Alfaguara Infantil. The entire digital product lines for the school textbook market and digital products for consumption in the home are incorporated.  Users can post recommendations, opinions and comments on Edusfera which also offers a secure purchasing channel with parental controls.

•
Production began on a pilot catalog in app format with products to be sold in mobile phone stores.  To date, nearly 100 apps have been published (in General Publications, Children’s Education and Languages). The “Pupitre” app, available from the Apple Store, was particularly successful with over 100,000 downloads.

•
Launch of a homework help site where users can resolve queries. “Tareas y Más” has over 6,000 resources, including 1,200 video-tutorials on basic concepts for math, physics, chemistry and language. This home initiative offers students between 10 and 18 study aids and supplementary help for concepts and skills. Students are also able to assess themselves using with the help of over 4,000 questions.

In addition, during 2012, Prisa Digital, S.L. has continued with its project to analyze user behavior when accessing and using multiplatform digital content as well as advanced technologies to identify, classify, integrate and offer semantic access to digital repositories in the cloud, as well as on integrating and applying new technologies to digital content distribution processes, developing smart and automatic solutions which permit personalized digital-content distribution through multiple channels.

8.	OUTLOOK

Prisa is undergoing a different behaviour between its activities in Spain and Portugal, which have suffered especially from the deterioration of the advertising market in a difficult economic environment, and its activities in Latin America which are showing strong growth and which already account for 45% of Ebitda. In this environment Prisa has continued undertaking a strong effort in cost reduction and improvement of its operating efficiency in all its business units.

The communication services sector is very sensitive to the evolution of the main macro-economic variables (GDP) and consumption and especially to the advertising cycle, which has accentuated its deterioration during 2012 in Spain and Portugal. Despite the fact that Grupo Prisa’s exposure to the evolution of the advertising market is limited given the diversification of its revenue streams (advertising revenues account only for 21% of all revenues), those businesses which are dependent on advertising have a large portion of fixed costs and the reduction of advertising revenues therefore has a larger impact in their operating result, leading to a deterioration of operating margins and in the cash position of the Group. Main market sources point to further falls in the advertising market in Spain and Portugal for 2013.

Prisa has other solid businesses, which are less dependent to the economic cycle, which continue to demonstrate their growth potential. Such is the case of the Education-Editorial business, which in 2012 already represented 28% of the Group’s total revenues and 43% of Group’s total Ebitda. This business continues to show good growth potential ahead, especially in Latin America, where revenues have grown by 5.4%, despite 2012 being the lowest year in the education cycle in Brazil. The development of new business lines since 2011, such as the design and commercialization of Education and teaching Systems, is being very successful and opens new growth perspectives in the education sector, especially in countries such as Colombia, Mexico and Brazil.

The other main source of growth for the Group in 2012 has been the Pay TV business; Canal+ who’s revenues represented 41% of those of the Group and 42% of total Ebitda. Following the agreement signed in August 2012 for the exploitation of football rights of Spanish Liga (first and second division) and Copa del Rey for the coming three seasons, together with the Champions League rights which were acquired in February 2011, Canal+ offers the best football content of its history.
The new agreement substantially improves the quality of football content offered, allows for the exclusive multi-distribution through other pay TV operators, and provides exclusivity in bars and public spaces. This agreement has led to a different commercialization of football rights compared to that of previous seasons.

Despite the above, during 2012 the key operating indicators of the business have been negatively affected by the weakness of domestic consumption in Spain, the VAT increase for Pay TV from 8% to 21%, and the change in the commercialization model of football content. The new exploitation agreement implies an increase of costs which must be compensated going forward by the multidistribution agreements and a necessary increase in the subscriber base. It is important to highlight that in this scenario, Canal+ has increased its market share by more than two percentage points, reaching 42% (internal estimate).

Latin American revenues showed an increase of 7.7% during 2012, supported by the positive performance of the Radio business, with growth in all the countries where the company is present, and of the Education business, with growth in practically all the countries in which the Group is present, except Brazil, where 2012 was the low year of the Education cycle. Latin America Ebitda also showed an important growth, of 12.8%. We expect Latin America to continue being an important source of growth for the group going forward.

Activity in the Group’s Digital area grew during 2012, when its revenues increased by 18.7%, with improvements in its advertising results and digital products. Also, as a reflection of the digital development was the important increase in traffic in the wed sites of the company’s business lines. The company continues with its digital development in all its business units, with a very consumer-oriented model.

In the current economic environment, the effort in cost control and improvement of the operating efficiency are of vital importance to maintain the necessary liquidity and profitability of the Group- Throughout 2012 and on the back of the increased deterioration of the economic environment and of consumption in Spain and Portugal, a strong effort in cost control has been undertaken in all of the Group’s business lines and going forward we expect to undertake the necessary measure to improve their operating efficiency.

During 2012 several recapitalization deals were approved in the Annual Sharesholders’ Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company’s creditor financial entities and by a strategic partner. These deals allowed for the reduction of the Group’s leverage and demonstrated the support of the company’s creditor entities, main shareholders and strategic partner. The Group will continue looking for ways to increase financial flexibility to focus then its efforts on the operating improvement of its businesses.

APPENDIX II: ANNUAL REPORT ON CORPORATE GOVERNANCE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 11th, 2013	By:	/s/ Carlos Ulecia Palacios
Name: Carlos Ulecia Palacios
Title: Deputy Secretary of the Board of Directors